Exhibit 99.2

CAYSTAR HOLDINGS

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GOLDEN STAR RESOURCES LTD.

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Future Global Resources Limited

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BLUE INTERNATIONAL HOLDINGS LIMITED

SHARE PURCHASE AGREEMENT

JULY 26, 2020

5.3	Insolvency	33
5.4	No Conflict	33
5.5	Ownership of the Purchased Shares; Subsidiaries	34

(continued)

(continued)

Schedule “A”	69
Schedule “B”	70

(continued)

Page
Schedule “C”	71
Schedule “D”	78
Schedule “E”	79

SHARE PURCHASE AGREEMENT

THIS AGREEMENT made the 26th day of July, 2020

A M O N G:

CAYSTAR HOLDINGS, an exempted company existing under the laws of the Cayman Islands with company registration number 73577 and having its registered office at 190 Elgin Avenue, George Town, Grand Cayman, KY1 - 9005, Cayman Islands (the “Seller”);

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GOLDEN STAR RESOURCES LTD., a corporation existing under the federal laws of Canada with company registration number 282128-1 and having its registered office at 333 Bay Street, Toronto, Ontario M5H 2T6 (“Golden Star”);

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Future Global Resources Limited, a corporation existing under the laws of England and Wales with company registration number 12380930 and having its registered office at 5th Floor West, Cottons Centre, 47-49 Tooley Street, London SE1 2QN, UK (the “Buyer”);

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BLUE INTERNATIONAL HOLDINGS LIMITED, a corporation existing under the laws of England and Wales with company registration number 10638438 and having its registered office at 5th Floor West, Cottons Centre, 47-49 Tooley Street, London SE1 2QN, UK (“Buyer Shareholder”);

WHEREAS the Seller wishes to sell to the Buyer and the Buyer wishes to purchase from the Seller the Purchased Shares, on the terms hereinafter set forth;

AND WHEREAS the Buyer Shareholder wishes to guarantee the Buyer Payment Obligations (as defined herein) in favour of the Seller, on the terms hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the Parties hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each Party), the Parties agree as follows:

Article 1
INTERPRETATION

1.1       Definitions

In this Agreement (including the recitals and the Schedules hereto), the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have the corresponding meanings:

(a)	“Accounting Principles” means the accounting principles, practices and procedures set out in Schedule “C”;
(b)	“Actual Closing Date Amount” means Actual Closing Working Capital minus Actual Closing Net Debt;
(c)	“Actual Closing Net Debt” means Debt minus Cash, in each case, of the Company Group prepared on a combined basis as of the Effective Time, determined in accordance with the Accounting Principles and as set out in the Balancing Payment Calculation. Actual Closing Net Debt shall be expressed as a positive amount if it is a net liability of the Company Group or a negative amount if it is a net asset of the Company Group;
(d)	“Actual Closing Working Capital” means the Working Capital of the Company Group prepared on a combined basis as of the Effective Time, determined in accordance with the Accounting Principles as set out in the Balancing Payment Calculation;
(e)	“Affiliate” means, with respect to any person, any person which directly or indirectly Controls, or is Controlled by, or is under common Control with, that person; provided that La Mancha Holding S.A.R.L. shall not be an “Affiliate” of Golden Star, the Seller or the Company Group for the purposes of this Agreement;
(f)	“Agreement” means this Share Purchase Agreement (including the Schedules hereto), as the same may be amended from time to time in accordance herewith;
(g)	“AML Legislation” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the United Kingdom’s Proceeds of Crime Act 2002 (POCA), the Anti-Money Laundering Act, 2008 (Act 749) (Ghana) and other applicable anti-money laundering and anti-terrorist financing applicable Laws, whether within Canada, the United States, the United Kingdom, Ghana or, to the extent applicable, to the applicable Party elsewhere, including any regulations, guidelines or orders thereunder;
(h)	“Anti-Corruption Laws” means the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act, the United Kingdom Bribery Act 2010, the Ghanaian Anti-Corruption Laws and all other laws, rules, and regulations of any jurisdiction applicable to the Company Group and the Buyer from time to time concerning or relating to bribery or corruption;
(i)	“Area of Interest” means any real property or interest or any Mineral Rights, any part of which lies within 5 kilometers from the external boundaries perimeter of the Company Group Material Property Mineral Rights;

(j)	“Asikuma Net Smelter Return Royalty Agreement” means the net smelter royalty agreement dated July 15, 2003 between the Company Subsidiary (at the time, known as Bogoso Gold Limited), Golden Star Resources Ltd. and Birim Goldfields (Ghana) Limited;
(k)	“Assets” means all real property, personal property, mining rights and water rights of the Company Group;
(l)	“Average Gold Price” means the average LBMA (PM) Gold Price as quoted by ICE Benchmark Administration, or in the absence of the LBMA (PM) Gold Price, such other spot gold market benchmark agreed between Seller and Buyer, determined over a period of 90 days immediately preceding the day the Sulphides Decision to Proceed is made or occurs;
(m)	“Balancing Payment” means an amount equal to the variance between the Actual Closing Date Amount and the Reference Amount;
(n)	“Balancing Payment Calculation” has the meaning set forth in Section 2.4(a);
(o)	“B/P Refractory Mineral Resources” means the ‘Bogoso/Prestea Refractory’ mineral resources (measured, indicated and inferred) as of December 31, 2019 as disclosed on the Golden Star website in July 2020, and as set forth in Schedule 1.1(o) of the Seller Disclosure Letter;
(p)	“Bogoso Sulphide Project” means any project directed at or for the purpose of developing, mining and/or exploiting the B/P Refractory Mineral Resources;
(q)	“Business Day” means any day, other than a Saturday, Sunday or statutory holiday in the Province of Ontario, Canada, New York, United States, London, United Kingdom, or Accra, Ghana on which commercial banks in Toronto, Ontario, New York, United States, London, United Kingdom and Accra, Ghana are open for business;
(r)	“Business Records” includes all original, if available, and copies of the books, records, documents, information, accounts and data owned by the Company Group that relate to the business of the Company Group and/or the Bogoso Sulphide Project including to the extent applicable (i) customer and supplier lists; (ii) records of the Contracts to which a Company Group member is a party and that are in the possession of the Seller, the Company Group or their Affiliates; (iii) invoices and other records relating to the liabilities of the Company Group; (iv) records of the Employees; (v) records of the Assets of the Company Group; (vi) keys, codes, passwords and other combinations including those relating to the information systems, safes and other means of secure storage (whether physical or digital); (vi) any records, documents or information relating to the Company Group Material Property Mineral Rights and any other Mineral Rights owned or which were owned by the Company Group within five (5) years preceding the date of this Agreement including any such rights that have been relinquished and (vi) those items listed in Schedule “E”;
(s)	“Buyer Fundamental Representations” means the representations and warranties of the Buyer in Sections 7.1 and 7.2 and the representations and warranties of the Buyer Shareholder in Sections 8.1 and 8.4;

(t)	“Buyer Group Material Adverse Change” means a change, effect, circumstance or event that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, financial condition or results of operations of the Buyer or the Buyer Shareholder or the ability of either of them to pay the Closing Consideration or the payments due under Sections 2.2(b)i, 2.2(c) or 2.2(d), provided however that no change, effect, circumstance or event, arising from or relating to any of the following, shall be deemed to constitute a Buyer Group Material Adverse Change or shall be taken into account in determining whether a Buyer Group Material Adverse Change has occurred: (i) the state of the securities, credit, banking, capital or commodity markets in general; (ii) any change relating to the rate at which any currency can be exchanged for any other currency; (iii) general political, economic or financial conditions, including in Canada or the United Kingdom; (iv) any adoption, implementation, change or proposed change in applicable Laws or IFRS (or in any interpretation of applicable Laws or IFRS); (v) the announcement of the execution of this Agreement or the implementation of any of the transactions contemplated herein; or (vi) any change, effect, circumstance or event impacting the Buyer or the Buyer Shareholder as a result of epidemic or pandemic including COVID-19; except in the case of (i), (ii), (iii), (iv) and (vi) above, where such change, effect, circumstance or event has a materially disproportionate effect on the Buyer or the Buyer Shareholder relative to comparable companies or ventures; and provided further that the exceptions in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or event underlying such failure that is not otherwise excluded from the definition of Buyer Group Material Adverse Change has resulted in a Buyer Group Material Adverse Change;
(u)	“Buyer Knowledge Person” means each of:
(i)	Andrew Cavaghan, Executive Director, Buyer Shareholder;
(ii)	Mark Green, Executive Director, Buyer Shareholder;
(iii)	Glenn Baldwin, Chief Executive Officer, Buyer; and
(iv)	Terry Larkan, Chief Financial Officer, Buyer;
(v)	“Buyer Payment Obligations” has the meaning set out in Section 3.8(a).
(w)	“Cash” means all cash and cash equivalents of any kind (including bank account balances, marketable securities, short term investments and cleared checks) of the Company Group, whether on hand or on deposit;
(x)	“Claim” has the meaning set out in Section 10.7(a);
(y)	“Closing” means completion of the acquisition of the Purchased Shares as contemplated hereby;
(z)	“Closing Consideration” means US$30,000,000 plus the Reference Amount;
(aa)	“Closing Date” means the later to occur of (i) September 30, 2020 or (ii) the third Business Day following the satisfaction or waiver of all the conditions to Closing set out in Article 9, or such other date as may be agreed to in writing by the Seller, on the one hand and the Buyer, on the other hand;

(bb)	“Community” means the local community in proximity to the Company Group Material Property;
(cc)	“Company” means Bogoso Holdings, an exempted company incorporated under the laws of the Cayman Islands with registered number 92060, and having its registered office at 190 Elgin Avenue, George Town, Grand Cayman, KY1 - 9005, Cayman Islands;
(dd)	“Company Group” means the Company and the Company Subsidiary;
(ee)	“Company Group Financial Statements” means the unaudited combined income statement of the Company Group for the six month period ended on June 30, 2020 and the unaudited combined balance sheet of the Company Group as at June 30, 2020, as set out in Schedule 1.1(ee) of the Seller Disclosure Letter;
(ff)	“Company Group Material Adverse Change” means a change, effect, circumstance or event that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, financial condition or results of Operations of the Company Group, provided however that no change, effect, circumstance or event, arising from or relating to any of the following, shall be deemed to constitute a Company Group Material Adverse Change or shall be taken into account in determining whether a Company Group Material Adverse Change has occurred: (i) any change or condition generally affecting the gold mining industry; (ii) the state of the securities, credit, banking, capital or commodity markets in general; (iii) any change in the price of gold; (iv) any change relating to the rate at which any currency can be exchanged for any other currency; (v) general political, economic or financial conditions, including in Canada, the United Kingdom or Ghana; (vi) any adoption, implementation, change or proposed change in applicable Laws or IFRS (or in any interpretation of applicable Laws or IFRS); (vii) any natural disaster; (viii) any terrorist attack, armed hostilities, military conflicts, local civil disturbances or any governmental response to any of the foregoing but excluding any of the foregoing targeted at or specifically affecting the Bogoso Sulphide Project or the business of the Company Group; (ix) the announcement of the execution of this Agreement or the implementation of any of the transactions contemplated herein; (x) any failure by the Company Group to meet any public estimates or expectations, including estimates or expectations in respect of revenue, earnings or other financial performance or results of operations for any period; or (xi) any change, effect, circumstance or event impacting the Company Group as a result of epidemic or pandemic including COVID-19; except in the case of (i), (ii), (iii), (v), (viii) and (xi) above, where such change, effect, circumstance or event has a materially disproportionate effect on the Company Group relative to comparable companies or ventures operating in the gold mining industry in West Africa; and provided further that the exceptions in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or event underlying such failure that is not otherwise excluded from the definition of Company Group Material Adverse Change has resulted in a Company Group Material Adverse Change;
(gg)	“Company Group Material Property” means the property known as Bogoso/Prestea, located in the Wassa West District of the Western Region of the Republic of Ghana the boundaries of which are set by the Company Group Material Property Mineral Rights;

(hh)	“Company Group Material Property Mineral Rights” means the Mineral Rights relating to the Company Group Material Property, as described and reflected in the list attached as Schedule “A”;
(ii)	“Company Group Material Property Technical Report” means the technical report publicly filed by the Seller with respect to the Company Group Material Property titled “NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso/Prestea Gold Mine, Ghana” effective date December 31, 2017, and filed on March 29, 2018;
(jj)	“Company Subsidiary” means Golden Star (Bogoso/Prestea) Limited, a company organized under the laws of Ghana;
(kk)	“Company Subsidiary Shares” has the meaning set out in Section 5.5;
(ll)	“Consent” means a consent, approval, order, authorization, filing, notice or declaration;
(mm)	“Contract” means any agreement, indenture, contract, lease, deed of trust, royalty, licence, option, instrument, arrangement, understanding or other commitment, whether written or oral;
(nn)	“Control” means possession, directly or indirectly, of the power to direct or cause the direction of management and policies through ownership of voting shares, interests or securities, or by contract, voting trust or otherwise; and “Controlled” and “Controlling” shall have corresponding meanings;
(oo)	“Debt” means the sum of, without duplication, (i) debts and liabilities of the Company Group for borrowed money; (ii) debts and liabilities representing the deferred acquisition cost of property and services; and (iii) Transaction Expenses provided, that Debt shall not include (i) liabilities captured within Working Capital; (ii) any deferred tax assets and deferred tax liabilities, and (iii) the Retained Intercompany Balance and, solely for the purposes of the Estimated Net Debt, any other debt to which the Company Group will not be subject following the Pre-Closing Restructure;
(pp)	[Redacted - Commercially Sensitive Information];
(qq)	“Deferred Payment Period” means the period commencing on the Closing Date and ending on the day, if any when the Sulphides Contingent Payment has been paid in full to the Seller in accordance with Section 2.5;
(rr)	“Direct Claim” has the meaning set out in Section 10.7(a);
(ss)	“Due Diligence Questionnaire” means the written question and answer tracker(s) requested by the Buyer, its Affiliates and its advisers and responded to by or on behalf of the Seller prior to the Execution Date, as set forth in Schedule 1.1(ss) of the Seller Disclosure Letter;
(tt)	“Effective Time” means 12:01 am (Ghana time) on the Closing Date;
(uu)	“Employees” means all individuals employed by any member of the Company Group as at Closing and, solely for the purpose of Section 3.11, all individuals employed by any member of the Company Group within the period commencing on Closing and ending six (6) months later, provided that written notice of the names of such individuals are provided in writing to the Seller and Golden Star;

(vv)	“Encumbrance” means any lien, charge, hypothec, pledge, mortgage, title retention agreement, pre-emption right, option, right of first refusal, power of sale, covenant, condition, lease, license, security interest of any nature, claim, exception, reservation, easement, encroachment, right of occupation, right-of-way, right- of-entry, matter capable of registration against title, or any other encumbrance or charge or title defect of any nature whatsoever, whether or not consensual or arising by Law, or any Contract to create any of the foregoing;
(ww)	“Environmental Laws” means all applicable Laws relating to the protection of the environment and includes those relating to pollution, protection, use or conservation of the environment or natural resources, the protection of public health and safety, the protection of worker health and safety (solely to the extent related to exposure to Hazardous Substances), Hazardous Substances, or the reclamation, rehabilitation, closure or other restoration of mining properties. For greater certainty, an Environmental Law pertaining to the protection, use or conservation of the environment shall include all such Environmental Laws relating to the manufacture, processing, generation, use, treatment, storage, disposal, transport, Release, containment, reclamation, rehabilitation, closure or other restoration of any tailings, waste rock, tailings ponds or Hazardous Substances;
(xx)	“Estimated Net Debt” means the estimate of Net Debt to be prepared by the Seller 5 Business Days prior to Closing in a manner consistent with the Closing Consideration calculation set out in Schedule “C”;
(yy)	“Estimated Working Capital” means the estimate of Working Capital to be prepared by the Seller 5 Business Days prior to Closing in a manner consistent with the Closing Consideration calculation set out in Schedule “C”;
(zz)	“Excluded Employees” has the meaning set out in Section 3.11(e);
(aaa)	“Execution Date” means the date hereof;
(bbb)	“Expert” has the meaning set out in Section 2.4(d);
(ccc)	“Ghanaian Anti-Corruption Laws” means any Ghanaian anti-bribery and good business ethics legislation, regulations and/or codes, as amended from time to time, including, but not limited to, the Criminal Offences Act, 1960 (Act 29), the Office of the Special Prosecutor Act, 2017 (Act 959), the Financial Administration Act, 2003 (Act 654), the Whistleblower Act, 2006 (Act 720), the Parliament Act, 1965 (Act 300), the Customs Act, 2015 (Act 891), and the Economic and Organised Crime Act, 2010 (Act 804);
(ddd)	“Governmental Authority” means any: (a) multinational, national, federal, provincial, state, territorial, municipal, local or other government (whether domestic or foreign); (b) governmental or quasi-governmental authority of any nature, including any stock exchange or any governmental ministry, agency, branch, department, commission, commissioner, board, tribunal, bureau or instrumentality (whether domestic or foreign); or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power under or for the account of any of the foregoing, including any court, arbitrator or arbitration tribunal;

(eee)	“GSOPP” means Golden Star Oil Palm Plantations Limited, a company incorporated under the laws of Ghana and having its registered office at Plot No. 16, House A, Nortey Ababio Street, Roman Ridge, Accra. P.O. Box 16075, KIA, Accra, Ghana;
(fff)	“Hazardous Substances” means any substance, material or waste defined, regulated, listed or prohibited by Environmental Laws, including pollutants, contaminants, chemicals, deleterious substances, dangerous goods, hazardous or industrial toxic wastes or substances, tailings, radioactive materials, explosives, petroleum and petroleum products and polychlorinated biphenyls;
(ggg)	“Health and Safety Laws” means all applicable Laws that relate to or apply to the health and safety of any person;
(hhh)	“IFRS” means the International Financial Reporting Standards, International Accounting Standards and interpretations of those standards issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee and their predecessor bodies, at the relevant time;
(iii)	“Indemnified Party” has the meaning set out in Section 10.7(a);
(jjj)	“Indemnifying Party” has the meaning set out in Section 10.7(a);
(kkk)	“Intellectual Property” means all trade or brand names, business names, trade-marks (including logos), trade-mark registrations and applications, service marks, service mark registrations and applications, copyrights, copyright registrations and applications, issued patents and pending applications and other patent rights, industrial design registrations, pending applications and other industrial design rights, trade secrets, proprietary information and know-how owned or used by the Company Group together with all rights under licenses, registered user agreement, technology transfer agreements and other agreements or instruments relating to the foregoing;
(lll)	“Laws” means international, national, provincial, state, municipal and local laws (including common and civil law), treaties, statutes, codes, ordinances, judgements, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, or other requirements enacted, adopted, promulgated or applied by any Governmental Authority in each case having the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or its or their business, undertaking, property or securities;
(mmm)	“LBMA” means the London Bullion Market Association;
(nnn)	“Loss” or “Losses” means all claims, demands, proceedings, fines, losses, damages, liabilities, deficiencies, costs and expenses (including all reasonable legal and other professional fees and disbursements, interest, penalties, judgments and amounts paid in settlement) arising directly or indirectly as a consequence of the matter giving rise to such Loss or Losses;

(ooo)	“Macquarie Facility” means the loan facility made available by Macquarie Bank Limited to Golden Star pursuant to that certain credit agreement, dated as of October 10, 2019, between, inter alia, Golden Star, as borrower, and Macquarie Bank Limited, as lender, providing for a term loan in an aggregate principal amount of US$60,000,000.00, on and subject to the terms and conditions set forth therein;
(ppp)	“Mansiso Net Smelter Return Royalty Agreement” means the net smelter royalty agreement dated July 15, 2003 between the Company Subsidiary (at the time known as Bogoso Gold Limited), Golden Star Resources Ltd. and Birim Goldfields (Ghana) Limited;
(qqq)	“Material Contract” means a Contract to which a person is a party: (A) which, if terminated or modified or if it ceased to be in effect, would result in a Company Group Material Adverse Change; (B) that has annual payment obligations that are in excess of US$1,500,000; (C) that relates to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of US$1,500,000; (D) that relates to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise); (E) that materially limits or restricts a person from engaging in any line of business, in any geographic area or with any other person, or from engaging in any merger, consolidation or other business combination; (F) that provides for the assumption of any material liability of any other person by a person; or (G) that is an interest rate, currency, equity or commodity swap, hedge, derivative, forward sales contract or similar financial instrument that is material to a person;
(rrr)	“Mineral Rights” means a right and license granted by the Government of Ghana to:
(i)	undertake prospecting operations in respect of minerals in a specified area in the Republic of Ghana, including a prospecting licence granted pursuant to Sections 34 or 35 of the Minerals and Mining Act, 2006 (Act 703) or any equivalent preceding or subsequent legislation; and/or
(ii)	to mine and produce minerals in a specified area in the Republic of Ghana, including a mining lease, restricted mining lease or small scale mining lease granted pursuant to Sections 39 or 40 or the Mining Act, 2006 (Act 703) or any equivalent preceding or subsequent legislation;
(sss)	“Mineral Title Opinion” means an opinion delivered by REM Law Consultancy consistent with the form set forth in Schedule 1.1(sss) of the Seller Disclosure Letter;
(ttt)	“Minimum Loss Amount” means the sum of US$250,000;
(uuu)	“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;
(vvv)	“Nominee” has the meaning set out in Section 1.6(a);
(www)	“Notice of Claim” has the meaning set out in Section 10.7(a);
(xxx)	“Notification Date” has the meaning set out in Section 1.6(b);

(yyy)	“OFAC” means The Office of Foreign Assets Control of the US Department of the Treasury;
(zzz)	“Operations” means all activities of whatever kind or nature conducted in connection with exploration, development and operation;
(aaaa)	“Opon Mining Lease” means the mining lease dated August 2, 2019 which expires on August 1, 2020 in respect of any area known as the Opon mining tenement;
(bbbb)	“Order” means orders, injunctions, judgments, decisions, administrative complaints, decrees, rulings, awards, assessments, directions, instructions, penalties or sanctions issued, filed or imposed by any Governmental Authority or arbitrator;
(cccc)	“Original Buyer” means Future Global Resources Limited, a corporation existing under the laws of England and Wales with company registration number 12380930 and having its registered office at 5th Floor West, 47-49 Tooley Street, London SE1 2QN, UK;
(dddd)	“Outside Date” means January 31, 2021, or such other date that Seller and the Buyer may agree upon in writing;
(eeee)	“oz” means troy ounces;
(ffff)	“Parties” means, collectively, the Seller and the Buyer and, where the context so permits or requires, includes Golden Star and the Buyer Shareholder, and “Party” means a party to this Agreement;
(gggg)	“Permits” means all permits, licenses, leases, registrations, qualifications, certifications and other approvals required from a Governmental Authority, other than the Company Group Material Property Mineral Rights;
(hhhh)	“Permitted Encumbrances” means: (i) any inchoate right, lien or interest of a Governmental Authority; (ii) Encumbrances for Taxes not yet due and payable and accrued in the ordinary course of business; (iii) statutory Encumbrances in favour of municipalities or public utilities; (iv) servitudes, easements or other similar real property rights, as well as encroachments and other minor imperfections of title which do not impair, detract from the value of or impair the use of the property in any material respect; (v) with respect to the Seller, the Encumbrances listed in Schedule 1.1(hhhh) of the Seller Disclosure Letter;
(iiii)	“person” means and includes any individual, corporation or other body corporate, partnership, trustee, trust or unincorporated association, joint venture, syndicate, sole proprietorship, other form of business enterprise, executor, administrator or other legal representatives, regulatory body or agency or Governmental Authority, however designated or constituted;
(jjjj)	“Pre-Closing Restructure” means the restructure of the Company Group carried out substantially in accordance with the Restructure Plan;
(kkkk)	“Proceeding” means any action, claim, demand, lawsuit, assessment, hearing, arbitration, judgment, award, decree, order, injunction, investigation and prosecution, or other similar proceeding;

(llll)	“Purchase Price” means the sum of US$55,000,000, subject to increase by an amount equal to the Sulphides Contingent Payment determined in accordance with Section 2.5 (if any);
(mmmm)	“Purchased Shares” means all of the shares on issue in the capital of the Company;
(nnnn)	“Reclamation Bonds” means all reclamation bonds, surety and other security provided by Golden Star, the Seller, the Company Group or any of its Affiliates as set forth in Schedule 1.1(nnnn) of the Seller Disclosure Letter;
(oooo)	“Reference Amount” means the lesser of (i) negative US$25,000,000 and (ii) the Estimated Working Capital minus the Estimated Net Debt;
(pppp)	“Regulatory Approvals” means any approval, clearance, filing or expiration or termination of a waiting period pursuant to which the transactions contemplated hereby are approved by the applicable Governmental Authorities in Ghana under any applicable Laws of Ghana, as listed in Schedule “B” hereto;
(qqqq)	“Remediation Order” means a binding final and non-appealable order, requirement or other similar written request issued to any Party by any Governmental Authority to investigate, control, remediate, reclaim, rehabilitate, decontaminate or restore the environment;
(rrrr)	“Release”, when used as a verb, includes release, spill, leak, emission, deposit, discharge, pump, pour, inject or dispose of into the environment or any other similar act, however defined in applicable Environmental Laws, and the term “Release” when used as a noun has a correlative meaning;
(ssss)	“Restructure Plan” means the Company Group restructuring plan substantially in the form as set forth in Schedule 1.1(ssss) of the Seller Disclosure Letter;
(tttt)	“Retained Intercompany Balance” means the amount owed by the Company Subsidiary to the Company following the finalization of the Pre-Closing Restructure, as detailed in the Restructure Plan and to be a minimum of US$450 million;
(uuuu)	“RGLD” means RGLD GOLD AG, a company incorporated under the laws of the Switzerland;
(vvvv)	“RGLD Restructuring” means the restructuring of the Streaming Agreement necessary to separate the Company Group Material Property Mineral Rights from the current arrangements under the Streaming Agreement and its ancillary agreements, including entry into definitive agreements between the Buyer (or its Affiliates), the Seller (or its Affiliates) and RGLD, obtaining all consents, amendments, releases. additional agreements and replacement agreements for the Streaming Agreement and its ancillary agreements necessary to implement the RGLD Restructuring;
(wwww)	“Sanctioned Entity” means: (i) a country or a government of a country, (ii) an agency of the government of a country, (iii) an organization directly or indirectly controlled by a country or its government, (iv) a person resident in or determined to be resident in a country, in each case, that is subject to a Sanctions program administered and enforced by OFAC or by any applicable Governmental Authority;

(xxxx)	“Sanctioned Person” means: (i) any person listed in any Sanctions-related list of designated persons maintained by any applicable Governmental Authority, or (ii) a person named on the list of Specially Designated Nationals maintained by OFAC;
(yyyy)	“Sanctions” means any Sanctions administered or enforced by OFAC or any applicable Governmental Authority;
(zzzz)	“Seller Affiliated Employees” has the meaning set out in Section 3.12(a);
(aaaaa)	“Seller Disclosure Letter” means the Seller’s disclosure letter dated as of the Execution Date executed by the Seller and the Buyer in connection with the execution of this Agreement;
(bbbbb)	“Seller Fundamental Representations” means the Seller's representations and warranties in Sections 5.1, 5.2. 5.5, 5.7, 5.17 and 5.26;
(ccccc)	“Seller Knowledge Persons” means each of:
(i)	Andrew Wray, President and Chief Executive Officer, Golden Star;
(ii)	Graham Crew, Chief Operating Officer, Golden Star;
(iii)	Paul Thomson, Chief Financial Officer, Golden Star;
(iv)	Nathalie Lion Haddad, Executive Vice President, Head of People, Golden Star;
(v)	Peter Spora, Executive Vice President Growth and Exploration, Golden Star;
(vi)	Philipa Varris, Executive Vice President and Head of Sustainability, Golden Star;
(vii)	S. Mitchel Wasel, Vice President, Exploration, Golden Star;
(viii)	Narjess Naouar, In-House Legal Counsel, Golden Star;
(ix)	Ahmed-Salim Adam, Mine General Manager; and
(x)	Gerrard Boakye, Group Corporate Affairs Manager;
(ddddd)	“Seller Liability Cap” [Redacted - Commercially Sensitive Information];
(eeeee)	“Seller Threshold Amount” means an amount equal to [Redacted - Percentage Amount] of the Seller Liability Cap;
(fffff)	“Share Appreciation Rights Plan” means the share appreciation rights plan applicable to the Company Group (among others) and approved the board of directors of Golden Star in 2012;
(ggggg)	“Streaming Agreement” means the Amended and Restated Gold Purchase and Sale Agreement dated as of June 29, 2018 between Caystar Finance Co., an Affiliate of the Seller, and RGLD as amended by an agreement between those parties dated October 17, 2019;

(hhhhh)	“Sulphides Payment Threshold” means and shall be deemed to have been achieved at the Bogoso Sulphide Project when either (i) the existing or a new concentrator for processing sulphide ores on the Company Group Material Property has operated (other than for testing purposes) for a period of 60 consecutive production days at an average rate of not less than 75% of design capacity as referred to in the feasibility study recommending placing the Bogoso Sulphide Project into commercial production or the Buyer or the Company Group makes a public announcement of commercial production in respect of the same, or (ii) if a concentrator is not rehabilitated or erected on the Company Group Material Property, when ores have been produced for a period of 60 consecutive production days at the rate of not less than 75% of the mining rate specified in a feasibility study recommending placing the Bogoso Sulphide Project into commercial production or the Buyer or the Company Group makes a public announcement of commercial production in respect of the same;
(iiiii)	“Sulphides Contingent Payment” has the meaning set out in Section 2.5;
(jjjjj)	“Sulphides Decision to Proceed” means the first to occur of:
(i)	the date on which any of the Buyer, the Company, the Company Subsidiary or any Affiliate of any of the foregoing, or the board of any such entity, makes a formal decision to commence development activities or mining at the Bogoso Sulphide Project; or
(ii)	the date on which an aggregate of 5% of the B/P Refractory Mineral Resources has been extracted by or on behalf of the Company Group and/or any transferee of any of the Company Group Material Property Mineral Rights;
(kkkkk)	“Tax” or “Taxes” means all foreign, federal, national, provincial, state, city or municipal taxes, levies, duties, assessments, reassessments and other charges of any nature whatsoever, including income tax, profits tax, capital gains tax, gross receipts tax, corporation tax, mining tax, royalties, sales and use tax, wage tax, payroll tax, workers' compensation levy, capital tax, stamp duty, real and personal property tax, land transfer tax, customs or excise duty, excise tax, turnover or value added tax on goods sold or services rendered, goods and services tax, withholding tax, social security, government pension plan and employment insurance charges or retirement contributions and any interest, penalties or other additions to tax;
(lllll)	“Tax Claim” means a Claim in respect of the Seller’s representations and warranties in Section 5.15 and the indemnity in Section 10.4;
(mmmmm)	“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax;
(nnnnn)	“Third Party” has the meaning set out in Section 10.10(c);

(ooooo)	“Third Party Claim” has the meaning set out in Section 10.7(a);
(ppppp)	“Time of Closing” means 9:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as may be agreed to in writing by the Seller and the Buyer;
(qqqqq)	“Transaction Expenses” means, the sum of, without duplication: (1) the out-of-pocket fees and expenses of investment bankers, legal counsel, accountants, consultants, brokers, finders incurred by the Company Group solely in connection with the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; and (2) any bonuses, severance, termination and retention obligations, and similar amounts payable for which the Company Group is liable solely in connection with the transactions contemplated by this Agreement (and not as a result of any actions taken or contemplated to be taken by the Buyer in connection with the transactions contemplated by this Agreement), including the employer portion of any payroll Taxes payable in connection with any of the foregoing. Provided that, for the avoidance of doubt, Transaction Expenses shall not include (i) any expenses of the Buyer in connection with the transactions contemplated by this Agreement; or (ii) any expenses of the Seller and its Affiliates (including corporate or group allocations) or expenses that are otherwise not actually payable by the Company Group;
(rrrrr)	“Transfer” means any direct or indirect sale, transfer, disposition, assignment, conveyance, surrender, abandonment, relinquishment, disposition or any other action that has the effect of any of the foregoing (including expropriation or other action required or imposed by applicable Laws or any Governmental Authority, whether voluntary or involuntary), including without limitation by way of take-over bid, tender offer, exchange offer, arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction, or any lease, long-term supply, hedging arrangement, joint venture, strategic alliance, partnership or other transaction having the same economic effect as any of the foregoing; in all cases, whether in a single transaction or in a series of related transactions;
(sssss)	“Transition Agreement” means an agreement (with costing included therein where applicable) between the Seller, the Company Group and the Buyer (or one or a combination thereof) relating to those transition related matters and general principles set forth in Schedule “D”, with a view inter alia to assisting the Buyer and the Seller with the integration and separation (as applicable) of the operations and administration of the members of the Company Group, including accounting, administration and information technology;
(ttttt)	“VDR” means the virtual data room established by the Seller and made available to the Buyer and its Affiliates and consultants, an index of which as of the date hereof is set forth in Schedule 1.1(ttttt) of the Seller Disclosure Letter, and a copy of which will be downloaded onto a USB and provided to each of the Buyer and the Seller no later than 5:00 p.m. (Toronto time) on the Business Day before the Closing Date; and
(uuuuu)	“Working Capital” means, the sum of: (i) accounts receivable, inventories (including consumable inventory and spare parts), prepayments, deposits (including office lease deposits), other receivables and other current assets (other than Cash) consistent with the Accounting Principles; minus (ii) trade payables, accrued expenses, and other current liabilities consistent with the Accounting Principles provided that the following liabilities shall be excluded from Working Capital (a) liabilities captured within Debt; (b) rehabilitation provisions (both current and long-term portions thereof); and (c) any non-current liabilities. Working Capital shall be expressed as a positive amount if it is a net asset of the Company Group or a negative amount if it is a net liability of the Company Group.

1.2       Rules of Construction

In this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;
(b)	references to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;
(c)	where any representation or warranty is qualified by reference to “knowledge” or to “the knowledge of the Seller” or with a similar qualification as to the Seller’s awareness or knowledge, such reference is referencing and shall be deemed to refer to, the actual knowledge of the Seller Knowledge Persons or would have been within the actual knowledge of a Seller Knowledge Person if that Seller Knowledge Person had made reasonable enquiries of the employees of the Seller and its Affiliates (including the Company Group prior to Closing) and the records that would reasonably be expected to be relevant to the accuracy of the representation or warranty, having regard to the Seller Knowledge Person’s position and circumstances;
(d)	where any representation or warranty is qualified by reference to “knowledge” or to “the knowledge of the Buyer” or with a similar qualification as to the Buyer’s awareness or knowledge, such reference is referencing, and shall be deemed to refer to, the actual knowledge of the Buyer Knowledge Persons or would have been within the actual knowledge of a Buyer Knowledge Person if that Buyer Knowledge Person had made reasonable enquiries of the employees of the Buyer and its Affiliates and records that would reasonably be expected to be relevant to the accuracy of the representation or warranty, having regard to the Buyer Knowledge Person’s position and circumstances;
(e)	the division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;
(f)	words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neutral genders and vice versa;
(g)	unless otherwise indicated, any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(h)	the words “include”, “includes” and “including” mean “include”, “includes” or “including”, in each case, “without limitation”;
(i)	reference to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time;
(j)	unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and
(k)	whenever any payment to be made or action to be taken hereunder is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next following Business Day.

1.3       Currency

Unless otherwise indicated, all references in this Agreement to dollar amounts are to United States dollars.

1.4       Time of Essence

Time shall be of the essence of this Agreement.

1.5       Schedules

The following Schedules are attached to and form part of this Agreement:

Schedule “A”	Company Group Material Property Mineral Rights
Schedule “B”	Regulatory Approvals
Schedule “C”	Purchase Price
Schedule “D”	Transition Agreement Principles
Schedule “E”	Business Records

1.6       Nomination of alternative Buyer

(a)	The Original Buyer may nominate an Affiliate of the Original Buyer to be the buyer of the Purchased Shares under this Agreement (the “Nominee”) by notice in writing to the Seller prior to the Closing Date. The notice must state the identity of the Nominee.
(b)	From the date of receipt by the Seller of that notice (the “Notification Date”):
i.	the Original Buyer and the Buyer Shareholder must ensure that Nominee complies with all terms and conditions binding upon, and all obligations and liabilities of, the Buyer under this Agreement;

ii.	the Parties agree to read and construe this Agreement as if references to ‘the Buyer’ were references to the Nominee (without the need for any further agreement or amendment); and
iii.	the Seller agrees that the Nominee will have the benefit of the Buyer’s rights under this Agreement (including all representations, warranties and indemnities given by the Seller or Golden Star). In addition, and notwithstanding Section 2.6 or Section 12.9, the Original Buyer may assign the benefit of this Agreement to the Nominee. The assignment may include any rights that are unconditional, conditional, contingent or expectant at the time of assignment.
(c)	Despite Section 1.6(b), the Original Buyer will continue to be bound by all of the obligations of the Buyer under this Agreement and will not be released from any obligations or liabilities under this Agreement following the Notification Date and the Original Buyer will guarantee the obligations, including payment obligations, of the Nominee in accordance with the provisions of 3.8, mutatis mutandis. However the Seller agrees that the Original Buyer will not be required to discharge an obligation or liability of the Buyer under this Agreement if the Nominee fully discharges that obligation or liability.
(d)	If requested by the Buyer, the Seller and Golden Star must, at the sole cost and expense of the Original Buyer (which costs and expenses must be reasonable and shall be prefunded to the Seller), do all such commercially reasonable acts and execute and deliver all such documents as required to novate this Agreement in its entirety to the Nominee on the terms set out herein provided that there is no increase in the scope of the obligations or liabilities of the Seller in connection therewith.

Article 2
TRANSFER OF PURCHASED SHARES AND CLOSING ARRANGEMENTS

2.1       Transfer of Purchased Shares

Subject to the terms and conditions hereof, the Parties agree that at the Time of Closing the Seller shall sell, assign and transfer to the Buyer, and the Buyer shall purchase from the Seller, the Purchased Shares, free and clear of all Encumbrances, other than Permitted Encumbrances, for the Purchase Price which shall be paid as set out in Section 2.2.

2.2       Purchase Price

The Parties acknowledge that the Purchase Price for the Purchased Shares shall be satisfied as follows:

(a)	at the Time of Closing, the Buyer shall pay by wire transfer to an account designated by the Seller an amount equal to the Closing Consideration paid in immediately available funds;
(b)	the Balancing Payment shall be paid as follows:
i.	if the Actual Closing Date Amount is greater than the Reference Amount, then the Buyer shall on July 31, 2021 or such earlier day as set out below, pay by wire transfer to an account designated by Seller an amount equivalent to the Balancing Payment in immediately available funds;

ii.	if the Actual Closing Date Amount is equal to the Reference Amount, then neither the Buyer nor the Seller is required to pay any further amount; or
iii.	if the Actual Closing Date Amount is less than the Reference Amount then the Seller shall pay by wire transfer to an account designated by the Buyer an amount equivalent to the amount equal to the Balancing Payment in immediately available funds, within a period of fifteen (15) days following the date on which the Balancing Payment Calculation is accepted or deemed to be accepted under Section 2.4;
(c)	on July 31, 2021 or such earlier day as set out below, the Buyer shall pay by wire transfer to an account designated by the Seller the amount of US$10,000,000 in immediately available funds; and
(d)	on July 31, 2023 or such earlier day as set out below, the Buyer shall pay by wire transfer to an account designated by the Seller the amount of US$15,000,000 in immediately available funds.

Notwithstanding the foregoing, the payments in Sections 2.2(b)i, 2.2(c) and 2.2(d) shall become immediately due and payable, and shall be paid by the Buyer to the Seller in immediately available funds, within one (1) Business Day of the Buyer or any Company Group member Transferring any of the Company Group Material Property Mineral Rights related to the Company Subsidiary’s Prestea underground mine.

2.3       Pre-Closing Statement

At least five (5) Business Days prior to the Closing Date, the Seller must deliver to the Buyer a reasonably detailed calculation of (i) the Estimated Net Debt; (ii) the Estimated Working Capital; (iii) the Reference Amount and (iv) the Closing Consideration, with copies of supporting documentation and the balance sheet used by the Buyer to prepare such calculation. Such calculation will be prepared on the basis of the unaudited combined balance sheet of the Company Group for the month ended prior to the Closing Date and in a manner consistent with Schedule “C”.

2.4	Cash, Debt and Working Capital Adjustment
(a)	Balancing Payment Calculation. Within 60 calendar days following the later to occur of (i) the Closing Date and (ii) the earliest date on which access to site by the Buyer’s accounting experts based outside Ghana first becomes practicable, subject to a maximum of no more than 120 calendar days following the Closing Date, the Buyer shall deliver to the Seller a reasonably detailed calculation of the Balancing Payment (the “Balancing Payment Calculation”) together with copies of supporting documentation and the balance sheet used by the Buyer to prepare such calculation. The Buyer shall provide prompt written notice to the Seller upon the Buyer commencing preparation of the Balancing Payment Calculation. The Balancing Payment Calculation will be prepared in accordance with the Accounting Principles. Once the Balancing Payment Calculation is delivered to the Seller, the Buyer shall not be permitted to make any changes to the Balancing Payment Calculation.
(b)	Approval of Balancing Payment Calculation. The Seller shall finish its review of the Balancing Payment Calculation within 30 days of its receipt of the same. For the purpose of such review, the Buyer agrees to permit and to cause its auditors to permit the Seller, Golden Star and their authorized representatives to examine all records, facilities, personnel, working papers, schedules and other documentation used or prepared by the Buyer, its auditors of the Company Group members in calculating the Balance Payment Calculation. If no objection to the Balancing Payment Calculation is given to the Buyer by the Seller within such 30-day period, the Balancing Payment Calculation shall be deemed to have been approved by the Seller as of the day immediately following the last day of such 30-day period.

(c)	Dispute. If the Seller objects to the Balancing Payment Calculation within such 30-day period by giving written notice to the Buyer setting out in reasonable detail the nature of such objection, the Seller and the Buyer agree to attempt to resolve the matters in dispute within 15 calendar days from the Seller’s written notice issued in accordance with this Section 2.4(c) is received by the Buyer. If all matters in dispute are resolved by the Buyer and the Seller within such 15-day period, the Balancing Payment Calculation shall be modified to the extent required to give effect to such resolution and shall be deemed to have been approved as of the date of such resolution.
(d)	Expert Referral. If the Buyer and the Seller cannot resolve all matters in dispute within such 15-day period set out under Section 2.4(c), all unresolved matters shall be submitted to Deloitte LLP or such other nationally recognized accounting firm and the Buyer and the Seller may agree, acting reasonably, for resolution (the “Expert”). The Expert shall act as an accounting expert and not as an arbitrator, and shall be given access to all materials and information reasonably requested by it. The rules and procedures to be followed in the proceedings shall be determined by the Expert in its reasonable discretion provided always that the Accounting Principles and Section 2.4(a) are adhered to by the Expert in reaching its determination. The Expert shall render its determination taking into account each party’s written submissions. The Expert’s determination of all such matters shall, absent manifest error, be final and binding on the Parties and shall not be subject to appeal by any Party. The fees and expenses of the Expert shall be borne equally by the Buyer and the Seller, provided that if the determination of the Expert results in the Balancing Payment Calculation being revised in favour of the Seller by 50% or more from the Buyer’s determination of the Balancing Payment Calculation, the Buyer shall solely be responsible for and pay the fees and expenses of the Expert. The Balancing Payment Calculation shall be modified to the extent required to give effect to the Expert’s determination and shall be deemed to have been approved as of the date of such determination.

2.5       Sulphides Contingent Payment

In the event that a Sulphides Decision to Proceed is made, the Buyer shall promptly provide written notice thereof to the Seller, and the Buyer shall pay to the Seller an additional amount (the “Sulphides Contingent Payment”) determined as follows:

(a)	if the Average Gold Price at the time of the Sulphides Decision to Proceed is less than or equal to US$1,400/oz, the Purchase Price shall be increased by US$20,000,000;
(b)	if the Average Gold Price at the time of the Sulphides Decision to Proceed is greater than US$1,400/oz but less than or equal to US$1,700/oz, the Purchase Price shall be increased by US$30,000,000; or

(c)	if the Average Gold Price at the time of the Sulphides Decision to Proceed is greater than US$1,700/oz, the Purchase Price shall be increased by US$40,000,000.

If the Sulphides Decision to Proceed occurs as per clause (ii) of the definition of “Sulphides Decision to Proceed” (“Trigger 1”), the Buyer shall within three (3) Business Days after the day on which Trigger 1 occurs, pay to the Seller in immediately available funds by wire transfer to an account designated by the Seller an amount equal to 50% of the Sulphides Contingent Payment, and within three (3) Business Days after the first anniversary of the day on which Trigger 1 occurs, pay to the Seller in immediately available funds by wire transfer to an account designated by the Seller an amount equal to 50% of the Sulphides Contingent Payment.

If the Sulphides Decision to Proceed occurs as per clause (i) of the definition of “Sulphides Decision to Proceed” (“Trigger 2”), the Buyer shall within three (3) Business Days after the day on which Trigger 2 occurs, pay to the Seller in immediately available funds by wire transfer to an account designated by the Seller an amount equal to 50% of the Sulphides Contingent Payment, and within three (3) Business Days after the first anniversary of the first to occur of (x) the day on which the Sulphides Payment Threshold occurs and (y) the date on which an aggregate of 5% of the B/P Refractory Mineral Resources has been extracted by or on behalf of the Company Group and/or any transferee of any of the Company Group Material Property Mineral Rights, pay to the Seller in immediately available funds by wire transfer to an account designated by the Seller an amount equal to 50% of the Sulphides Contingent Payment.

2.6       Transfer of Property or Mineral Rights

(a)	The Buyer agrees that its obligations under Section 2.5 will, until satisfied, run with the Company Group Material Property Mineral Rights relating to the B/P Refractory Mineral Resources and that, in the event the Buyer Transfers, directly or indirectly (which, for greater certainty may include a Transfer of the securities of the person that then holds those Company Group Material Mineral Property Rights relating to the B/P Refractory Mineral Resources) all or any part of such interests to any transferee before the obligations under Section 2.5 are satisfied in full, the Buyer agrees to cause such transferee to assume the obligations under Section 2.5 concurrently with the Transfer of the relevant interests. Notwithstanding the foregoing, the Buyer agrees that it shall not effect or implement any such Transfer, unless the Transfer is not for the purpose of permitting any person to directly or indirectly obtain any right, title or interest in any of the Company Group Material Property Mineral Rights relating to the B/P Refractory Mineral Resources without having to pay the Sulphides Contingent Payment.
(b)	If and only to the extent a Transfer of any Company Group Material Property Mineral Rights relating to the B/P Refractory Mineral Resources occurs within 2 years of the Closing Date, the Buyer must obtain the written consent of the Seller or Golden Star to the Transfer (which consent shall not be unreasonably withheld if the transferee demonstrates to the reasonable satisfaction of the Seller or Golden Star that it has the financial resources and mining technical expertise and experience to operate the Bogoso Sulphide Project). In the case of any Transfer of any or all of the Company Group Material Property Mineral Rights relating to the B/P Refractory Mineral Resources, prior to the Buyer effecting such Transfer, (i) in the case of a Transfer of all of the Company Group Material Property Mineral Rights relating to the B/P Refractory Mineral Resources, the transferee must provide the Seller or Golden Star with a written instrument, in form and substance acceptable to the Seller or Golden Star, acting reasonably, whereby the transferee irrevocably and unconditionally agrees and covenants to assume the obligations (including the Sulphides Contingent Payment obligations) of the Buyer under Section 2.5; and (ii) in the case of a Transfer of less than all of the Company Group Material Property Mineral Rights relating to the B/P Refractory Mineral Resources, the transferee and the Buyer must irrevocably and unconditionally agree and covenant to be liable to the Seller for the obligations (including, but not limited to, the Sulphides Contingent Payment obligations) of the Buyer under Section 2.5 pro rata to their respective interests in the Company Group Mineral Rights relating to the B/P Refractory Mineral Resources, and the transferee and the Buyer shall provide the Seller or Golden Star with a written instrument, in form and substance acceptable to the Seller or Golden Star agreeing that such persons are, on a several basis, fully liable for their respective agreed portions of the Sulphides Contingent Payment (which, in such circumstances and for greater certainty, for the purposes of clause (ii) of the definition of “Sulphides Decision to Proceed” and clause (y) of Section 2.5 shall be based on the aggregate extraction of B/P Refractory Mineral Resources by the Company Group and the transferee).

(c)	The Buyer agrees that any purported Transfer that is implemented or effected without complying with the foregoing provisions of this Section 2.6 shall be null and void ab initio and that the Buyer shall in such circumstances remain fully liable to the Seller for making the payments contemplated by Section 2.5.

2.7       Closing Date

Subject to compliance with the terms and conditions hereof, the sale, assignment and transfer of the Purchased Shares shall be deemed to take effect as at the Time of Closing on the Closing Date or on such other date as the Seller and the Buyer may mutually determine, provided that the Closing Date shall occur no later than the Outside Date.

2.8       Place of Closing

The Closing shall take place at the offices of Fasken Martineau DuMoulin LLP, counsel to the Seller, at its Toronto, Ontario office.

2.9       Delivery of Closing Documentation from Seller to the Buyer

At the Time of Closing, the Seller shall deliver or cause to be delivered to the Buyer:

(a)	(i) full and final releases in favour of the relevant Company Group member of all intercompany loans and any other liabilities which are to be released or otherwise discharged pursuant to the Pre-Closing Restructure and (ii) full and final releases in favour of the relevant Company Group member or assignment (provided that such assignment does not result in liability for the Seller) to a Company Group member (as instructed by the Buyer) any other liabilities or obligations of the Company Group owed to the Seller or an Affiliate of the Seller (other than the Company Group), in each case on terms acceptable to the Buyer, acting reasonably; for greater certainty, such releases shall be mutual in respect of the Seller and its Affiliates;
(b)	a certificate of status or good standing (or equivalent thereof) for the Seller and Golden Star issued by the relevant Governmental Authority dated no earlier than five days prior to the Closing Date;

(c)	a certificate of status or good standing (or equivalent thereof) for the Company and the Company Subsidiary issued by the relevant Governmental Authority dated no earlier than five days prior to the Closing Date;
(d)	a certificate from a senior officer of the Seller and Golden Star dated as of the Closing Date certifying: (i) the constating documents of the Seller and Golden Star; (ii) the incumbency of certain officers of the Seller and Golden Star; and (iii) the resolutions of the board of directors of the Seller and Golden Star relating to this Agreement and the transactions contemplated hereby;
(e)	a certificate from a senior officer of the Company and the Company Subsidiary dated as of the Closing Date certifying: (i) the constating documents of each of the members of the Company Group; (ii) the incumbency of certain officers of the members of the Company Group; and (iii) any applicable corporate authorizations of each member of the Company Group relating to this Agreement and the transactions contemplated hereby;
(f)	the certificate contemplated by Sections 9.2(a), (b) and (l);
(g)	share certificates representing the Purchased Shares, together with transfer forms in respect of the Purchased Shares duly endorsed for transfer, executed and delivered by the Seller;
(h)	a mutual release from the Seller and from each member of the Company Group, releasing and discharging the Seller and each member of the Company Group from and against all claims, demands, damages, debts, liabilities, obligations, costs, expenses, actions and causes of action to the extent arising prior to Closing, in a form satisfactory to the Buyer and the Seller, acting reasonably, duly executed by the Seller and each member of the Company Group;
(i)	a written resignation and an executed mutual release from each director and officer of each member of the Company Group, substantially in a form to be agreed by the Seller and the Buyer, acting reasonably, such resignations and releases to be effective as at the Closing Date, and duly executed terminations of all powers of attorney granted to such directors and officers;
(j)	a copy of the Transition Agreement executed by the Seller and the Company Group; and
(k)	all minute books, Business Records and share transfer books or equivalent of each member of the Company Group.

2.10       Delivery of Closing Documentation from Buyer to the Seller

At the Time of Closing, the Buyer shall deliver to the Seller:

(a)	the aggregate of the Closing Consideration in accordance with Section 2.2(a);
(b)	a certificate of status or good standing (or equivalent thereof) for the Buyer and the Buyer Shareholder issued by the relevant Governmental Authority dated no earlier than five days prior to the Closing Date;

(c)	a certificate from a senior officer of the Buyer and the Buyer Shareholder dated as of the Closing Date certifying: (i) the constating documents of the Buyer and the Buyer Shareholder; (ii) the incumbency of certain officers of the Buyer and the Buyer Shareholder; and (iii) any applicable corporate authorizations of the Buyer and the Buyer Shareholder relating to this Agreement and the transactions contemplated hereby;
(d)	evidence satisfactory to the Seller, acting reasonably, that the Buyer has received all required board and shareholder approvals and ratifications, as applicable, for the entering into of this Agreement on or prior to the Closing Date;
(e)	the certificates contemplated by Sections 9.3(a), (b) and (c); and
(f)	a copy of the Transition Agreement executed by the Buyer (or its appropriate Affiliate).

Article 3
COVENANTS OF THE PARTIES DURING THE PRE-CLOSING PERIOD

3.1       Actions to Satisfy Closing Conditions

Each Party shall: (i) take all such reasonable actions as are within its power and otherwise use all commercially reasonable efforts so as to: (A) ensure compliance with the conditions set forth in Article 9; and (B) cause the Closing to occur as promptly as reasonably practicable following the date hereof; and (ii) not take or agree to take any action that would reasonably be expected to delay or prevent the consummation of the transactions contemplated by this Agreement.

3.2       Regulatory Approvals

(a)	The Seller and the Buyer shall make, as promptly as reasonably practicable and in any event within 15 Business Days after the date hereof, all necessary or advisable filings, notifications and other submissions, including in draft where required, with respect to the transactions contemplated in this Agreement as are required to obtain the Regulatory Approvals. Each of the Seller and the Buyer shall use its commercially reasonable efforts to obtain the Regulatory Approvals.
(b)	The Seller and the Buyer shall co-operate with one another in connection with obtaining the Regulatory Approvals and shall: (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Regulatory Approvals; (ii) not participate independently in any such meeting without first giving the other Party (or the other Party's outside counsel) an opportunity to attend and participate in such meeting, unless otherwise required or requested by such Governmental Authority; (iii) if any Governmental Authority initiates an oral communication regarding the Regulatory Approvals, promptly notify the other Party of the substance of such communication; (iv) subject to applicable Laws relating to the exchange of information, provide each other with a reasonable advance opportunity to review and comment upon and consider in good faith the views of the other in connection with all written communications (including any filings, notifications, submissions, analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party) with a Governmental Authority regarding the Regulatory Approvals; and (v) promptly provide each other with copies of all written communications to or from any Governmental Authority relating to the Regulatory Approvals.

(c)	The Buyer will promptly notify the Seller, and the Seller will promptly notify the Buyer, upon:
i.	becoming aware of any Order or any complaint requesting an Order restraining or enjoining the execution of this Agreement or the consummation of the transactions contemplated under this Agreement; or
ii.	receiving any notice from any Governmental Authority of its intention:
(A)	to institute a suit or proceeding to restrain or enjoin the execution of this Agreement or the consummation of the transactions contemplated by this Agreement; or
(B)	to nullify or render ineffective this Agreement or such transactions if consummated.
(d)	Any requisite filing fees and applicable Taxes in relation to:
i.	any filing or application made in respect of the Regulatory Approvals shall be borne by the Buyer;
ii.	any registration, stamping and/or perfection of any security agreement transferred to or assumed by the Buyer or the Company Group in Ghana pursuant to the RGLD Restructuring shall be borne as to 50% thereof by the Buyer and as to 50% thereof by the Seller. The obligation of the Seller in relation to 50% of any requisite filing fees and applicable Taxes under this Section 3.2(d)ii shall form part of the Company Group’s Working Capital for the purposes of determining the Estimated Working Capital and the Balancing Payment; and
iii.	requisite filing fees and applicable Taxes in relation to registration, stamping and/or perfection of any security agreement not transferred to or assumed by the Buyer or the Company Group in Ghana pursuant to the RGLD Restructuring shall be borne entirely by the Seller.

3.3       Conduct of Business of the Members of the Company Group

Other than: (i) as expressly required or permitted by this Agreement; (ii) as required pursuant to applicable Laws; (iii) as set out in Schedule 3.3 of the Seller Disclosure Letter; (iv) actions required to reasonably and prudently respond to an emergency, pandemic (including COVID-19) or disaster only to the extent required to ensure the safety and integrity of Operations and the Employees (and if any such actions shall be taken, the Seller shall as promptly as is practicable advise the Buyer of same); or (v) as consented to in writing by the Buyer (such consent not to be unreasonably withheld, delayed or conditioned), during the period of time from and including the Execution Date to and the Closing Date, the Seller shall:

(a)	cause each member of the Company Group to conduct its business, and continue to make ordinary capital expenditures, in the ordinary and normal course of business, all with a view to ensuring that the Company Subsidiary continues to deplete mining reserves in accordance with past practices;

(b)	cause each member of the Company Group to settle its accounts payable and accounts receivable in a manner consistent with past practice;
(c)	ensure that no member of the Company Group shall: (i) amend or modify its charter documents; (ii) alter the terms and conditions of the shares of the members of the Company Group or any of their respective securities (including any share split or conversion or exchange of securities for other securities or property); or (iii) create, authorize or agree to issue or grant any equity securities or securities convertible into or exchangeable or exercisable for equity securities of any member of the Company Group;
(d)	ensure that no member of the Company Group shall declare, set aside or pay any cash dividend or non-cash distribution or payment (whether in securities or property) in respect of any of its securities of any class;
(e)	ensure that no member of the Company Group shall acquire any business, or discontinue or cease to operate all or a party of the business of the Company Group;
(f)	other than the Excluded Employees, ensure that no Employee is transferred, and shall procure that no member of the Company Group transfers any Employee, to the Seller or an Affiliate of the Seller;
(g)	ensure that no member of the Company Group shall enter into any collective agreement with its Employees;
(h)	ensure that no member of the Company Group shall grant to any Employee an increase in compensation, or make any bonus, profit sharing, pension, retirement or insurance payment, distribution or arrangement to or with any officer, manager, employee or agent, in each case except for payments that were already accrued prior to the date hereof or except in the ordinary course of business and consistent with past practice or as is necessary to comply with applicable Laws or an existing employment or services agreement;
(i)	ensure that no member of the Company Group shall hire any new Employee or dismiss any Employee, except: (i) the termination of any Employee for cause; or (ii) with consent of the Buyer, the hiring of any person to fill an existing vacancy or to replace any Employee that has resigned or has been terminated for cause;
(j)	ensure that no member of the Company Group shall sell, transfer, dispose of, lease, encumber, relinquish, abandon, grant any option to purchase or right of first offer/refusal over any Assets, except for the sale of inventory in the ordinary course of business;
(k)	ensure that no member of the Company Group shall make any material change in its methods of accounting, except as required by IFRS;
(l)	ensure that no member of the Company Group shall make or change any material Tax election, change any annual tax accounting period, or adopt or change any method of Tax accounting, enter into any closing agreement with respect to a material amount of Taxes or settle any material Tax claim, audit or assessment;

(m)	ensure that no member of the Company Group shall: (A) incur any indebtedness for borrowed money other than short-term indebtedness, letters of credit, sureties (including in respect of reclamation) and trade payables in the ordinary course of business consistent with past practice; or (B) grant any additional security over any Assets to any lender;
(n)	ensure that no member of the Company Group shall make any loans or advances to any person or assume or guarantee the liabilities of any person including any advance or increase to the Retained Intercompany Balance;
(o)	ensure that no member of the Company Group shall: (A) settle, offer or propose to settle, compromise, assign or release any material Proceeding brought against any of the members of the Company Group; or (B) settle, offer or propose to settle, compromise, assign or release any material Proceeding brought by any members of the Company Group;
(p)	ensure that no member of the Company Group shall enter into any agreement creating a joint venture or partnership or effecting a business combination or other similar arrangement with another person;
(q)	(i) keep in full force and effect all of the Company Group members’ existing insurance policies (including by way of renewing any insurance policies that are set to expire provided that if such renewal is on terms materially less favourable to the relevant Company Group member than those in the insurance policies existing as at the date of this Agreement the Seller shall obtain the consent of the Buyer in accordance with this Section 3.3) and (ii) give any notice or present any claim under any such existing insurance policy consistent with past practices of the Company Group in the ordinary course of business;
(r)	ensure that no member of the Company Group split, combine, redeem, reclassify, purchase or otherwise acquire directly, or indirectly, any shares of, or other equity or voting interests in, any Company Group member, or repay any intercompany loans;
(s)	ensure that neither the Seller, Golden Star nor any member of the Company Group nor their respective representatives or Affiliates, will solicit or encourage, or enter into any letter of intent, contract or other agreement with any person (other than the Buyer) concerning any offers to purchase, directly or indirectly, any shares, securities or other interests (including membership interests) or all or substantially all of the Assets of any member of the Company Group or the Company Group Material Property including any joint venture or royalty transaction or similar arrangement and none of the Seller, Golden Star nor any of the Company Group members, nor any of their respective representatives or Affiliates, will initiate or participate in any discussions or negotiations with any person (other than the Buyer) with respect to any such transactions or similar transactions, during the period commencing on the date hereof and ending on the termination of this Agreement; and
(t)	ensure that none of the Company Group members shall attempt or agree to do any of the foregoing matters listed in paragraphs (c) through (s) above.

3.4       Notice of Certain Events

(a)	The Seller and the Buyer agree that, subject to applicable Laws, each shall provide the other prompt notice in writing of:
i.	any notice or communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement;
ii.	any material notice or communication from any Governmental Authority in connection with the transactions contemplated by this Agreement, the Operations of the Company Group or relating to the Company Group Material Property or the Company Group Material Property Mineral Rights;
iii.	any material Proceeding commenced or threatened against it (and in the case of the Seller, any member of the Company Group) which relates to the consummation of the transactions contemplated by this Agreement;
iv.	any failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied under this Agreement; and
v.	any facts, matters or circumstances that render or could reasonably be expected to render any of the representations or warranties given by that Party or its Affiliates under this Agreement to be inaccurate or otherwise untrue, and copies of all documents related thereto, provided that the giving of any such notice shall not in any way change or modify the representations and warranties of the Seller, on the one hand, or the Buyer, on the other hand, or any conditions in favour of the Seller, on the one hand or the Buyer, on the other hand, contained in this Agreement or otherwise affect the remedies available to the Seller, on the one hand, or the Buyer, on the other hand, under this Agreement.

(b)	During the period between the Execution Date and the Closing Date (inclusive), the Seller must:
i.	deliver to the Buyer copies of monthly reports including details of unaudited management accounts of the Company Subsidiary;
ii.	deliver to the Buyer copies of any material information or other material data relating to the Operations of the Company Group as reasonably requested by the Buyer, including but not limited to, monthly production reports; and
iii.	keep the Buyer promptly and reasonably informed of all material developments in respect of the Company Group, the Company Group Material Property and the Company Group Material Property Mineral Rights.

3.5       Access

Upon reasonable notice and subject to applicable Laws and provided it would not unreasonably interfere with the business and affairs of the Company Group taken as a whole, the Seller agrees to, and to cause the members of the Company Group to, provide the Buyer, the Buyer's lenders and their authorized representatives with reasonable access during regular business hours to: (i) all books, records and information relating to the members of the Company Group in the Seller's or any members of the Company Group's possession and control; and (ii) at the sole risk and expense of the Buyer, the Company Group Material Property, provided that prior to any such access, the persons accessing the Company Group Material Property shall have provided written indemnifications satisfactory to the Seller and the members of the Company Group, acting reasonably, with respect to any losses to life, limb or property that such persons may suffer as a result of such access. Notwithstanding the foregoing, the Buyer shall not have access to personnel records of the members of the Company Group relating to individual performance or evaluation records, medical histories or other information which in the Seller's opinion, acting in good faith, is sensitive or constitutes personal information or the disclosure of which could subject the Seller or any member of the Company Group to risk of liability.

3.6       Public Statements

Each Party shall consult with the other Parties prior to issuing any press releases or otherwise making public statements with respect to this Agreement or the transactions contemplated by this Agreement and shall provide the other Parties with a reasonable period of time to review and comment on all such press releases or statements prior to the release thereof. To the extent that any such press release or public statement is required by applicable Laws or by a Governmental Authority, the press release or public announcement shall be issued or made after consultation with the other Party and after taking into account the other Party's comments. If such advance consultation is not reasonably practicable or legally permitted, to the extent permitted by applicable Laws, the disclosing Party shall provide the other Party with a copy of any written disclosure made by such disclosing Party as soon as practicable thereafter.

3.7       Financing

The Buyer and the Buyer Shareholder covenant and agree that they shall ensure and take all necessary steps to ensure that at Closing the Buyer will have sufficient immediately available funds on hand to pay the Closing Consideration in full.

3.8       Buyer Shareholder Guarantee

(a)	The Buyer Shareholder hereby absolutely, unconditionally and irrevocably guarantees, as a direct obligation, in favour of the Seller the full and timely payment by the Buyer of the Closing Consideration as required by Section 2.2(a) and the payments due under Sections 2.2(b)i, 2.2(c) and 2.2(d) (the “Buyer Payment Obligations”).
(b)	The liability of the Buyer Shareholder under this Section 3.8 is absolute and unconditional and shall be and remain in full force and effect irrespective of: (i) any failure, neglect or omission on the part of the Seller or any other person to realize upon any obligations or liabilities of the Buyer; (ii) any amalgamation, merger or reorganization of the Buyer in which event the guarantee of the Buyer Shareholder shall apply to the entity resulting therefrom; (iii) any change in the name, share capital or constating documents of the Buyer; (iv) any amalgamation, merger or reorganization of the Buyer or the Buyer Shareholder; (v) any sale, lease or transfer of the assets of the Buyer or the Buyer Shareholder; (vi) any change in the ownership of any shares in the capital of the Buyer or the Buyer Shareholder; (vii) any amendment or modification of this Agreement; (viii) any other occurrence or circumstances whatsoever similar to the foregoing; or (ix) to the extent permitted by applicable Laws, any other circumstances which might otherwise constitute a defence available to, or a discharge of, the Buyer Shareholder in respect of its guarantee.

(c)	The obligations and liabilities of the Buyer Shareholder hereunder shall not be impaired, diminished, abated or otherwise affected by the commencement by or against the Buyer of any proceedings under any bankruptcy or insolvency law or laws relating to the relief of debtors, re-adjustment of indebtedness, reorganization, arrangements, compositions or extensions or other similar laws.
(d)	The Buyer Shareholder shall promptly (and, in any case, within three Business Days) after demand in writing from the Seller, without any evidence that the Seller has demanded that the Buyer pay any of the Buyer Payment Obligations or that the Buyer failed to pay the relevant Buyer Payment Obligation. If the Seller makes a demand upon the Buyer Shareholder, the Buyer Shareholder shall be held and bound to the Seller as a principal debtor and not merely as surety in respect of the relevant Buyer Payment Obligation and the Buyer Shareholder shall pay the relevant amount required by the Buyer Payment Obligation to the Seller free and clear and without deduction or withholdings of any kind.
(e)	The Buyer Shareholder hereby waives promptness, diligence, demand, notice of acceptance and any other notice with respect to any of the guaranteed obligations and this Agreement.
(f)	The Buyer Shareholder hereby agrees to indemnify and save the Seller harmless from and against any loss arising as a result of the failure of the Buyer to perform the Buyer Payment Obligations, in each case limited to the amount of the relevant payment, and all reasonable costs and expenses which they suffer or incur as a direct result of the enforcement of the guarantee contained in this Section 3.8.

3.9       Golden Star Guarantee

Golden Star will cause the Seller to perform all of its obligations under this Agreement and hereby guarantees, covenants and agrees to be jointly and severally liable with the Seller for the due and punctual performance of the obligations of the Seller arising under and in connection with this Agreement.

3.10       Non-Compete by Seller

Following the Closing until the date that is two years (2) from the date hereof, the Seller and Golden Star shall not, and shall cause their respective Affiliates not to, directly or indirectly acquire, encourage any person to acquire or aide or assist any person in the acquisition of (i) any Company Group Material Property or (ii) any Mineral Rights, in the Area of Interest that were relinquished by a person controlling any Company Group Material Property within the five (5) year period preceding the Closing Date.

3.11       Non-Solicit by Seller

(a)	From the Execution Date until the date arising on the 2 year anniversary of the Closing Date, without the prior written consent of the Buyer, the Seller will not, and will not permit any of its Affiliates or its and their respective representatives to, knowingly solicit or cause to be solicited for employment, or hire, any Employee, provided that nothing in this Section 3.11(a) shall prevent the Seller or any of its Affiliates from: (i) hiring any Employee whose employment has been terminated by a Company Group member after the Closing Date; or (ii) hiring any Employee who responds to any general solicitation not specifically targeted at an Employee or Employees.

(b)	The Seller acknowledges and agrees that, in the event that an Employees hired or employed by the Seller or any of its Affiliates (other than in the circumstances permitted under Section 3.11(a) during the period specified in Section 3.11(a), the Seller shall pay to the Buyer an amount calculated as follows:
i.	if such person is hired or employed by the Seller or any of its Affiliates during the period commencing on the Execution Date and ending prior to the date arising 6 months after the Closing Date, an amount equal to 5 times the relevant employees annual salary under its contract for employment with the Company Group; or
ii.	if such person is hired or employed by the Seller or any of its Affiliates during the period commencing on the date arising 6 months after the Closing Date and ending on the 2 year anniversary of the Closing Date, an amount equal to 2 times the relevant employees annual salary under its contract for employment with the Company Group.

The Seller shall be required to make a payment calculated in accordance with this Section 3.11(b) for each Employee (or former Employee) who is hired or employed by the Seller or any of its Affiliates (other than in the circumstances permitted under Section 3.11(a) during the period specified in Section 3.11(a).

(c)	The Seller shall pay such amount owing to the Buyer under Section 3.11(b) in immediately available funds within 15 days of the Employee ceasing to be employed by a member of the Company Group or if such Employee ceased employment in the period between the Execution Date and the Closing Date, within 15 days of the Closing Date. The Buyer acknowledges and agrees that receipt of any payment owing under Section 3.11(b) will be in full and final settlement of any Claim that the Buyer may have for the respective breach by the Seller of its obligations under 3.11(a).
(d)	Notwithstanding anything to the contrary, the Seller’s obligations under this Section 3.10 are not limited or otherwise reduced by any other provision of this Agreement.
(e)	Notwithstanding anything to the contrary, the obligations contained in this Section 3.10 shall not apply in relation to those Employees listed in Schedule 3.3(f) of the Seller Disclosure Letter (collectively, the “Excluded Employees”).

3.12       Non-Solicit by Buyer or the Company Group

(a)	From the Execution Date until the date arising on the 2 year anniversary of the Closing Date, without the prior written consent of the Seller, the Buyer and the Company Group will not, and will not permit any of their respective Affiliates or its and their respective representatives to, knowingly solicit or cause to be solicited for employment, or hire, any employee of the Seller or its Affiliates (not including the Company Group) as at the Closing Date and all individuals employed by any member of the Seller and its Affiliates within the period commencing on Closing and ending 6 months later, provided that written notice of the names of such individuals is provided in writing to the Buyer (collectively, “Seller Affiliated Employees”), provided that nothing in this Section 3.12(a) shall prevent the Buyer, the Company Group or any of its Affiliates from: (i) hiring any Seller Affiliated Employee whose employment has been terminated by the Seller or its Affiliates after the Closing Date; or (ii) hiring any Seller Affiliated Employee who responds to any general solicitation not specifically targeted at persons employed by the Seller or its Affiliates.

(b)	The Buyer acknowledges and agrees that, in the event that a Seller Affiliated Employees is hired or employed by the Buyer, the Company Group or any of their Affiliates (other than in the circumstances permitted under Section 3.12(a) during the period specified in Section 3.12(a), the Buyer shall pay to the Seller an amount calculated as follows:
i.	if such person is hired or employed by the Buyer, the Company Group or any of their Affiliates during the period commencing on the Execution Date and ending prior to the date arising 6 months after the Closing Date, an amount equal to 5 times the relevant employees annual salary under its contract for employment with the Seller or its Affiliates; or
ii.	if such person is hired or employed by the Buyer, the Company Group or any of their Affiliates during the period commencing on the date arising 6 months after the Closing Date and ending on the 2 year anniversary of the Closing Date, an amount equal to 2 times the relevant employees annual salary under its contract for employment with the Seller or its Affiliates.

The Buyer shall be required to make a payment calculated in accordance with this Section 3.12(b) for each Seller Affiliate Employee (or former Seller Affiliated Employee) who is hired or employed by the Buyer, the Company group or any of their Affiliates (other than in the circumstances permitted under Section 3.12(a) during the period specified in Section 3.12(a).

(c)	The Buyer shall pay such amount owing to the Seller under Section 3.12(b) in immediately available funds within 15 days of the Seller Affiliated Employee ceasing to be employed by a member of the Seller or its Affiliates or if such Seller Affiliated Employee ceased employment in the period between the Execution Date and the Closing Date, within 15 days of the Closing Date. The Seller acknowledges and agrees that receipt of any payment owing under Section 3.12(b) will be in full and final settlement of any Claim that the Seller may have for the respective breach by the Buyer of its obligations under 3.12(a).
(d)	Notwithstanding anything to the contrary, the Buyer’s obligations under this Section 3.12 are not limited or otherwise reduced by any other provision of this Agreement.

3.13       Wrong Pockets

If within 2 years after the Closing Date a Party becomes aware that (i) any assets that are legally owned by or Business Records relating to the Company Group are in the possession of the Seller or its Affiliates (for greater certainty not including the Company Group), or (ii) any assets that are legally owned by or Business Records relating to the Seller or its Affiliates (for greater certainty not including the Company Group) are in the possession of the Buyer or the Company Group, then the person in possession of such assets or Business Records shall as soon as reasonably practicable and, in any event within 10 Business Days following written request therefor, deliver the assets or Business Records to the legal owner thereof. Notwithstanding the foregoing, the Buyer agrees that the Mineral Rights set forth in Schedule 3.13 of the Seller Disclosure Letter belong to an Affiliate of the Seller and shall be transferred in accordance with such Schedule.

3.14       Change of Name

As soon as reasonably practicable but no later than 90 days following the Closing Date, the Buyer shall make all filings, with copies thereof provided to the Seller, with the relevant Governmental Authority necessary to and shall otherwise cause the Company Subsidiary to cease using the name “Golden Star” and, following receipt of the confirmation from the relevant Governmental Authority, shall deliver evidence reasonably satisfactory to the Seller of the change of the name of the Company Subsidiary such that it does not contain “Golden Star” in its name.

Article 4
Covenants of THE BUYER DURING THE DEFERRED PAYMENT PERIOD

4.1       Reporting Obligations

During the Deferred Payment Period, the Buyer shall, provide to the Seller (i) in the event of the occurrence of any material event, written notice of such material event promptly upon its occurrence, and (ii) prior 1 March of a given calendar year, an annual written update in reasonable detail as to all material information (if any), including the details of any extraction of the B/P Refractory Mineral Resources, arising during the previous calendar year relevant to the determination of the payment of the Sulphides Contingent Payment (or part thereof) with the first such update to be delivered prior to 1 March 2021, subject to a material event resulting the requirement to inform the Seller ahead of this date.

Article 5
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Buyer as follows and acknowledges that the Buyer is relying on such representations and warranties in entering into this Agreement and completing the purchase of the Purchased Shares and the transactions contemplated hereby:

5.1       Existence of the Seller and members of Company Group

The Seller is an exempted company validly existing and in good standing under the laws of the Cayman Islands. The Seller has the corporate power to: (i) own the shares of the Company and to carry on its business as currently conducted; and (ii) execute, deliver and perform its obligations under this Agreement. Each member of the Company Group is a company validly existing and in good standing under the laws of its respective jurisdiction of incorporation. Each member of the Company Group has the corporate power to carry on its business as currently conducted.

5.2       Execution, Delivery and Enforceability

The execution, delivery and performance of this Agreement by the Seller has been, and each other instrument or agreement to be executed and delivered by the Seller or any of its Affiliates (other than Golden Star) as required by this Agreement has been or will at Closing be (as applicable), duly authorized by all necessary corporate action on the part of the Seller and such Affiliates (as applicable) and in each case constitutes or, in respect only of each other instrument or agreement to be executed and delivered by the Seller or any of such Affiliates as required by this Agreement will at Closing constitute (as applicable), a legal, valid and binding obligation of the Seller or such Affiliates (as applicable) enforceable by the Buyer in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency and other rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

5.3       Insolvency

Neither the Seller nor any of the Company Group member is insolvent or unable to pay its debts under the insolvency laws of the jurisdiction of its incorporation nor has it stopped paying its debts as they fall due, except as set forth in Schedule 5.3 of the Seller Disclosure Letter. No order has been made, petition presented or resolution passed for the winding up or dissolution of the Seller or any Company Group member. No administrator, receiver, manager or equivalent officer has been appointed by any person in respect of the Seller, any Company Group member or all or any of their respective assets, and to the knowledge of the Seller, no steps have been taken to initiate any such appointment and no voluntary arrangement has been proposed relating to the Seller or any Company Group member.

5.4       No Conflict

The entering into of this Agreement, and the performance by the Seller of its obligations hereunder including the sale of the Purchased Shares will not, subject to receipt of the requisite regulatory approvals listed in Schedule “B” and those consents, discharges and releases which are required in connection with the Macquarie Facility and the Streaming Agreement: (i) violate or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under any provision of the constating documents of the Seller or any member of the Company Group, or any Material Contract to which the Seller or any member of the Company Group is a party or by which the Seller or any member of the Company Group is bound, or result in the creation of any material Encumbrance other than a Permitted Encumbrance on any of the assets of the Seller or any member of the Company Group; or (ii) result in a violation in any material respect of any of the terms and provisions of any Laws applicable to the Seller or any member of the Company Group.

5.5       Ownership of the Purchased Shares; Subsidiaries

Immediately prior to the Time of Closing (i) the Seller will be the direct owner of 100% of the issued and outstanding shares of the Company and the Company will be the direct owner of 90% of the issued and outstanding shares of the Company Subsidiary (“Company Subsidiary Shares”) and (ii) the Seller will be the registered and beneficial owner of record of the Purchased Shares and the Company will be the registered and beneficial owner of the Company Subsidiary Shares. Immediately prior to the Time of Closing the Purchased Shares and the Company Subsidiary Shares will, in each case, be free and clear of all Encumbrances, other than Permitted Encumbrances. Except as set forth in in Schedule 5.5 of the Seller Disclosure Letter, none of the Purchased Shares or the issued and outstanding shares of any member of the Company Group is subject to any voting trust, shareholder agreement or voting agreement. The Purchased Shares constitute the entire allotted and issued share capital of the Company and are fully paid up. None of the Company Group members carry on business in partnership or joint venture with any other person, and none of the Company Group members has any branch or agency in any jurisdiction outside of Ghana. Upon completion of the transactions contemplated by this Agreement, the Seller will convey to the Buyer good and valid title to the Purchased Shares subject to Permitted Encumbrances, and all of the Purchased Shares will be owned by the Buyer as the registered and beneficial owner of record, free and clear of all Encumbrances (except such Encumbrances as may have been granted by the Buyer and except for the Permitted Encumbrances). Provided that the consent of RGLD is obtained under the Streaming Agreement and of Macquarie Bank Limited is obtained under the Macquarie Facility, there are no restrictions of any kind that prevent or restrict the payment of dividends or other distributions by the Company Group other than any restrictions under applicable Laws or the articles of association of the Company Group. Except for the Company Subsidiary, the Company does not own beneficially or of record, any securities or other ownership, equity or proprietary interests of any kind in any person and will not be bound by any commitment or obligation to acquire any securities or other ownership, equity or proprietary interests of any kind in any person. At Closing, the share registers delivered to the Seller in accordance with 9.2(h) will set out in full the authorized, issued and outstanding capital of each member of the Company Group, including the names and ownership interest of the legal and beneficial holders of such securities. At Closing, the Ministry of Lands and Natural Resources will, on behalf of the Government of Ghana, hold such shares in the Company Subsidiary as constitutes the full 10% free carried interest acquired by the Government of Ghana as contemplated in the Minerals and Mining Act, 2006 (Act 703) (Ghana) and, except as disclosed in Schedule 5.5 of the Seller Disclosure Letter the Government of Ghana shall not be entitled to any other interest in the Company Subsidiary.

5.6       Consents

(a)	Except as disclosed in Schedule 5.6(a) of the Seller Disclosure Letter, no Consent or waiver of any Governmental Authority is required to be obtained or made by the Seller or any member of the Company Group in connection with the consummation of the transactions contemplated by this Agreement which, if not obtained, would result in a Company Group Material Adverse Change.
(b)	Except as disclosed in Schedule 5.6(b) of the Seller Disclosure Letter, no Consent or waiver is required to be obtained under any Material Contract of any of the members of the Company Group in connection with the consummation of the transactions contemplated by this Agreement.

5.7       No Other Agreements to Purchase; No Options

Except as disclosed in Schedule 5.7 of the Seller Disclosure Letter, no person other than the Buyer has any written or oral agreement or option or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase or acquisition from the Seller of any of the Purchased Shares or capable of becoming an agreement or option for the purchase or acquisition of any securities of any member of the Company Group.

5.8       Company Group Financial Statements

The Company Group Financial Statements were prepared in accordance with the requirements of applicable Laws and IFRS except as set out in Schedule 5.8 of the Seller Disclosure Letter, are correct and complete in all material respects and present fairly in all material respects the assets and liabilities (as required by IFRS to be set out on a balance sheet) of the Company Group members as at date of the balance sheet forming part of the Company Group Financial Statements and the results of operations of the Company Group members, for the periods covered by the Company Group Financial Statements.

5.9       No Undisclosed Liabilities

At the Time of Closing, no member of the Company Group will have any liabilities which would be required to be disclosed on a balance sheet prepared in accordance with IFRS, whether direct or indirect, absolute, accrued or contingent, or that are otherwise outstanding and are due and remain unpaid, except: (i) those liabilities reflected or reserved against on the Company Group Financial Statements; (ii) accounts payable to trade creditors, remuneration and other compensation payable to Employees, liabilities for Taxes to Governmental Authorities, and other accrued expenses, in each case incurred by the Company Group members since the date of the Company Group Financial Statements in the ordinary course of business and included in the Balancing Payment Calculation; (iii) as set out in Schedule 5.9 of the Seller Disclosure Letter, and (iv) all liabilities included in the Balancing Payment Calculation. The total amount of borrowings of each of the Company Group members does not exceed any limitations on the borrowing powers set out in its articles of association, by-laws or equivalent constitutive documents.

5.10       Absence of Changes

Since June 30, 2020 and except as disclosed in Schedule 5.10 of the Seller Disclosure Letter, the business of the Company Group taken as a whole has been conducted only in the ordinary course of business consistent with past practice and there has not been any Company Group Material Adverse Change.

5.11       Information

(a)	The information made available in the VDR was compiled in good faith and to the knowledge of the Seller is complete and accurate in all material respects as of the respective dates as of such information; provided however that the foregoing shall not apply to and specifically excludes any estimates, business plans, projections, forecasts or other forward-looking information made available in the VDR.
(b)	The Seller has responded to the questions raised in the Due Diligence Questionnaires in good faith and has not included any information in the Due Diligence Questionnaires that it is aware is misleading in any material respect.

5.12       Books and Records

As of the Execution Date hereof, the financial books, records and accounts of each member of the Company Group fairly reflect the material transactions and dispositions of the assets and properties of each member of the Company Group. As of the Execution Date, the Business Records for each member of the Company Group have been maintained in compliance in all material respects with applicable Laws.

5.13       Insurance

Schedule 5.13 of the Seller Disclosure Letter sets out true, accurate and complete particulars of all insurance policies of the members of the Company Group that are in force specifying in each case, the name of the insurer, the relevant risks insured against, the policy number, and any pending claims. No member of the Company Group: (i) is in material default with respect to any of the provisions contained in any such insurance policy; or (ii) has failed to give any notice or present any material claim under any such insurance policy in a due and timely manner. There are no material claims by any member of the Company Group pending under any of the Company Group’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights.

5.14       Litigation

Except as disclosed in Schedule 5.14 of the Seller Disclosure Letter:

(a)	there are no material Proceedings pending, or, to the knowledge of the Seller, threatened against or affecting or related to, any member of the Company Group before or by any court or any Governmental Authority; and

(b)	no Company Group member is the subject of any order of a court, tribunal, arbitral or administrative body, regulator or any Governmental Authority that materially restricts the Operation or business of the Company Subsidiary.

5.15       Taxes

(a)	Each member of the Company Group has duly filed on a timely basis with the appropriate Governmental Authority all Tax Returns required to be filed by each of them. All such Tax Returns were complete and accurate in all material respects. At the Time of Closing, to the knowledge of the Seller each member of the Company Group will have paid all Taxes which are due and payable (including all instalments and prepayments of Tax as required by applicable Laws).
(b)	At the Time of Closing there will be no agreements, waivers or other arrangements to which the Company Group is a party providing for an extension of time for any member of the Company Group to file any Tax Return or pay any Taxes or for any Governmental Authority to examine any Tax Return or levy any assessment.
(c)	At the Time of Closing, to the knowledge of the Seller each member of the Company Group will have collected all material amounts required to be collected by it on account of Taxes and remitted, in all material respects, to the appropriate Governmental Authority when required by applicable Laws to do so, all such amounts collected by it.
(d)	Except as set forth in Schedule 5.15(d) of the Seller Disclosure Letter, at the Time of Closing there will be no material Proceedings pending or, to the knowledge of the Seller, threatened against any member of the Company Group in respect of Taxes, governmental charges or assessments, nor will there be any material matters under discussion by any member of the Company Group with any Governmental Authority relating to Taxes, governmental charges or assessments.
(e)	The tax losses balance of the Company Group as disclosed in the VDR reflects the Tax Returns as filed and are subject to review by the tax authorities as disclosed in Schedule 5.15(d) of the Seller Disclosure Letter.
(f)	All liabilities of each Company Group member for Tax, have been accounted for in accordance with IFRS in the balance sheet of the Company Group dated June 30, 2020.
(g)	Withholding tax on payments by a Company Group member have been deducted at source where required by applicable Laws and duly paid to the relevant Governmental Authority in accordance with applicable Laws.
(h)	All documents in the possession or under the control of a Company Group member to which a Company Group member is a party and which attract stamp duty have been duly stamped and all such duties have been paid.

5.16       Employment Matters

(a)	The members of the Company Group are in compliance in all material respects with: (i) all applicable Laws relating to employment and employment practices, including terms and conditions of employment, wages, overtime, vacations, hours of work, collective bargaining, collective agreements, benefits extensions, anti-union practices, occupational safety and health, labour accidents and diseases, severance payments, bonuses, whether under applicable Laws and/or their individual or collective employment agreements, all social security obligations and debts arising in connection with social security contributions, pension fund contributions, mandatory health care contributions, unemployment insurance contributions, welfare payments and insurance for work-related accidents and illnesses; (ii) any contractual obligations in relation to the funding of pension contributions, employee share plans, profit share plans or bonus schemes; and (iii) any other applicable labour and social security Laws. There are no individuals employed by the Company.

(b)	There are no employee share plans, profit share plans, bonus schemes or other similar arrangements with respect to the Company Group other than the Share Appreciation Rights Plan.
(c)	To the knowledge of the Seller, all subcontractors who provide services to the members of the Company Group, as well as their workers, provide services in accordance with their respective service agreements executed with the applicable member of the Company Group, and they are not subject to any subordination or dependence.
(d)	Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event, including a termination of employment) will result in any Employee of or consultant to any member of the Company Group becoming entitled to, or any increase in, any material payment or benefit (including severance pay) or accelerate the timing of payment or vesting of any material compensation or benefits, in either case under any employee benefit plan of the Company Group in respect of the Employees.
(e)	Within the three (3) years preceding the date hereof, no Company Group member has been engaged or involved in any material trade dispute with any Employee, trade union, works council, special negotiating body, staff association or any other body representing Employees and, to the knowledge of the Seller, no material event has occurred which would reasonably be expected to give rise to any such dispute with any past or present Employee and no industrial action involving Employees, official or unofficial, is now occurring or, to the knowledge of the Seller, threatened.
(f)	There are no terms or conditions under which any Employee is employed or engaged that would reasonably be expected to give rise to any claim for discrimination on the grounds of sex, sexual orientation, marital status, gender reassignment, race, nationality, religion or belief, disability or age or for equal pay or treatment.

5.17       Mineral Property and Mineral Rights

(a)	Schedule “A” sets out an accurate and complete list of each of the Company Group Material Property Mineral Rights, and includes all of mining rights owned by each of the Company Group members.
(b)	Other than the Company Group Material Property and the Company Group Material Property Mineral Rights, neither the Company nor the Company Subsidiary owns or has any interest in any material real property or any material mineral interests and rights.

(c)	Each Company Group Material Property Right Mineral Right is in full force and effect in accordance with its terms and is validly held in accordance with applicable Law.
(d)	The Company Group Material Property Mineral Rights are in good standing and all work required under applicable Laws to be performed with respect thereto has been performed in all material respects, all filings and payments of fees, royalties and charges required to maintain the Company Group Material Property Mineral Rights in full force and effect and otherwise in good standing have been properly and timely recorded or filed with, appropriate Governmental Authorities, and all terms and conditions of the Company Group Material Property Mineral Rights have been complied with by the Company Group in all material respects.
(e)	The members of the Company Group have all necessary surface rights, Mineral Rights, water rights, rights of way, licenses, easements, ingress, egress and access rights, and all other required Assets, rights and interests granting the Company Group the rights and ability to mine, extract, remove or process the minerals currently produced at the Company Group Material Property.
(f)	Neither the Seller nor any Company Group member has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would reasonably be expected to constitute a material default under the provisions of such Company Group Material Property Mineral Right and neither the Seller nor any Company Group member has received notice of a material breach, violation or default under any Company Group Material Property Mineral Right within the 12-month period immediately prior to the date of this Agreement.
(g)	All interests in the Company Group Material Property and the Company Group Material Property Mineral Rights are owned, leased or held by the Company Subsidiary as owner, and are free and clear of any Encumbrances other than Permitted Encumbrances.
(h)	There are no material restrictions on the ability of the Company Subsidiary to use, transfer or exploit any of the Company Group Material Property or the Company Group Material Property Mineral Rights, except pursuant to the applicable Laws, the Streaming Agreement, the Macquarie Facility and the Permitted Encumbrances.
(i)	Neither the Company nor the Company Subsidiary has received any notice, whether written or oral, from any Governmental Authority of any revocation or intention to revoke any interest of the Company or the Company Subsidiary in the Company Group Material Property or the Company Group Material Property Mineral Rights.
(j)	At the time of filing, the Company Group Material Property Technical Report complied, in all material respects, with the requirements of NI 43-101 and was based upon information prepared, reviewed and/or verified by or under the supervision of a “qualified person” (as such term is defined in NI 43-101) and was true, complete and accurate in all material respects at the time of filing.
(k)	Schedule 5.17(k) of the Seller Disclosure Letter contains an accurate and complete list of all royalties or equivalent obligations payable by and to the Company Group members, and save and except for the Streaming Agreement and the rights provided under applicable Laws, no person has any preferential right or interest in any of the Company Group Material Property Mineral Rights or the production or profits therefrom or any royalty, net smelter return, net profit interest or similar interest in respect thereof or any right to acquire any such interest.

(l)	Schedule 5.17(l) of the Seller Disclosure Letter contains an accurate and complete list of back-in rights, earn-in rights, rights of first refusal or similar third-party rights which currently affect any of the Company Group Material Property Mineral Rights.

5.18       Assets

(a)	Except as set forth in Schedule 5.18(a) of the Seller Disclosure Letter, each member of the Company Group is the legal and beneficial owner of all material tangible assets used by it for or in connection with their respective operations. All of such assets in the possession and control of the Company Group are free from all Encumbrances other than Permitted Encumbrances.
(b)	Save for (i) the free carried interest of the Government of Ghana, (ii) the Mansiso Net Smelter Return Royalty Agreement, and (iii) the Asikuma Net Smelter Return Royalty Agreement, neither the Company nor the Company Subsidiary is a party to any agreement or arrangement that requires the payment of any free carry, royalty or net smelter return agreement or similar arrangements under which profits or revenue that are related to or generated in connection with the Company Group Material Property are to be received by a third party.
(c)	Other than the Streaming Agreement, neither the Company nor the Company Subsidiary is a party to any agreement that grants (i) rights of first refusal, rights of first negotiation or similar pre-emptive rights, or (ii) puts, calls or similar rights, to any person (other than the Company or the Company Subsidiary) with respect to any Asset that is material to the Company Group Material Property.
(d)	Neither the Company nor the Company Subsidiary is a party to any agreement or arrangement that relates to the acquisition or disposition of any business or assets (other than the purchase and sale of ore, concentrate, doré, or other unrefined gold products originating from or produced within the area of the Company Group Material Property in the ordinary course of business consistent with past practice and other than pursuant to the Streaming Agreement) pursuant to which the Company or the Company Subsidiary has any liability in excess of US$1,500,000 in any transaction or series of related transactions.

5.19       Permits

(a)	The Company or the Company Subsidiary has obtained all material Permits required in connection with the operation of the Company Group Material Property in the ordinary course of business (including duly submitting applications for the renewal of such Permits), and all such Permits are valid and in full force and effect (including where Ghanaian law allows for continued operation under the terms of an expired Permit whilst the renewal application is being considered and determined).
(b)	Neither the Company nor the Company Subsidiary has received any notice, whether written or oral, from any Governmental Authority alleging that the Company or the Company Subsidiary does not have any material Permit required for carrying on the mineral operations to which said material Permit relates in the manner in which it is carried on at the date of this Agreement.

5.20       [Reserved]

5.21       Affiliate Transactions

The Seller and its Affiliates (other than the Company Group members) do not possess, directly or indirectly, any financial interest in any person which is a counterparty to any of the Material Contracts.

5.22       Agreements and Commitments

Schedule 5.22 of the Seller Disclosure Letter contains a list of all Material Contracts entered into by the Company Group. Except as disclosed in Schedule 5.22 of the Seller Disclosure Letter: (i) each of the Company Group members have performed in all material respects all of the obligations required to be performed by it under such Material Contracts; (ii) none of the Company Group members is in material default or, to the knowledge of the Seller alleged to be in material default in respect, of any such Material Contract which would reasonably be expected to result in a Company Group Material Adverse Change; (iii) all such Material Contracts are valid and binding agreements of the applicable Company Group member and are in good standing and in full force and effect; (iv) the relevant Company Group member has received all material consents, licences, authorisations, orders, grants, confirmations, permissions, registrations and other approvals necessary (if any) under any applicable Laws from each appropriate Governmental Authority to allow it to perform all of its obligations under the Material Contracts; and (v) to the knowledge of the Seller, no event, condition or occurrence has occurred or exists which, after notice or lapse of time or both, would constitute a material default by any of the Company Group member under any such Material Contract which would reasonably be expected to result in a Company Group Material Adverse Change.

5.23       Environmental and Health and Safety Matters

Except as disclosed in Schedule 5.23 of the Seller Disclosure Letter:

(a)	each Company Group member is and has been in compliance in all material respects with all applicable Environmental Laws and Health and Safety Laws;
(b)	each Company Group member has obtained, and currently is in material compliance with all Permits required of the Company Group member pursuant with all applicable Environmental Laws and Health and Safety Laws;
(c)	no Company Group member has generated, stored, used, emitted, discharged or disposed of any Hazardous Substances, except as permitted under applicable Environmental Laws and Health and Safety Laws;
(d)	no Company Group member has assumed, either contractually or by operation of law, the liability of any other person under any Environmental Law or Health and Safety Law;
(e)	there have been no Proceedings, notices of or prosecutions, for an offence alleging, non-compliance with any Environmental Laws or Health and Safety Laws by the Company or the Company Subsidiary, and, to the knowledge of the Seller, none are threatened;

(f)	there have been no settlements of any allegation of non-compliance short of prosecution and there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made by the Company or the Company Subsidiary;
(g)	to the knowledge of the Seller, there are no facts, circumstances or conditions relating to the past or present business or Operations of the Company Group or carried out on the Company Group Material Property by the Company Group, the Seller or their Affiliates (including the release or disposal of any wastes, Hazardous Substances or other materials at any location), or to any real property or facility owned, leased, or operated by the Company Group, that would reasonably be expected to give rise to any material Proceeding, or to any material liability, under any Environmental Law or Health and Safety Law;
(h)	no Remediation Order or other notice has been received by the Company or the Company Subsidiary, and to the knowledge of the Seller, no notice has been issued alleging or stating that the Company or the Company Subsidiary is potentially responsible for a federal, provincial, state, municipal or local clean-up site or material corrective action under any Environmental Laws;
(i)	to the knowledge of the Seller there are no material ongoing environmental audits, evaluations, assessments, studies or tests being conducted in respect of the Company Group Material Property except for ongoing audits, evaluations, assessments, studies or tests being conducted in the ordinary course; and
(j)	full details of all health and safety policies and procedures and any complaints, recommendations, investigations or claims relating to health and safety issues made or carried out in the last three (3) years and affecting any Company Group member and its Employees are contained in the VDR.

5.24       Company Group Intellectual Property

Except as disclosed in Schedule 5.24 of the Seller Disclosure Letter:

(a)	the Company Group owns or has a valid or enforceable license or other right to use all Intellectual Property necessary and material to conduct its Operations as presently conducted;
(b)	the Seller has no knowledge of any claim of infringement or breach by any of the Company Group members of any Intellectual Property rights of any other person; and
(c)	neither the Seller nor any Company Group member or any of their respective Affiliates has received any notice or claim from any person, nor is any Company Group member the subject of any ongoing legal Proceedings challenging its right to use any material Intellectual Property, or its ownership of, or license or right to, the Intellectual Property used to conduct its Operations, or the validity of such Intellectual Property. To the knowledge of the Seller, no person is infringing the Intellectual Property owned by any Company Group member to conduct its Operations, nor is any claim regarding any such infringement pending.

5.25       Compliance with Laws

Save and except as set out in Schedule 5.25 of the Seller Disclosure Letter, (i) each member of the Company Group is in compliance in all material respects with applicable Laws in connection with its Assets and the conduct of its Operations; (ii) neither the Seller nor any Company Group member has received any notice that any material violation of applicable Laws in connection with its Assets and the conduct of its Operations is being alleged; and (iii) neither the Seller nor any Company Group member has received any warning letters, notices of adverse findings, or similar documents that assert a lack of substantial compliance with any applicable Laws, order, or regulatory requirements that have not been fully resolved to the satisfaction of the applicable Governmental Authority. There is no pending or, to the knowledge of the Seller, threatened regulatory action, investigation or inquiry alleging breach of applicable Laws by any Governmental Authority (other than non-material routine or periodic inspections or reviews) against the Company Group.

5.26       Unlawful Contributions

During the ten (10) year period preceding the date of this Agreement:

(a)	each of the Seller and the Company Group members are and have been in compliance with, and none of them has been charged under, AML Legislation; and
(b)	each of the Seller and the Company Group members and, to the knowledge of the Seller, their respective officers and directors and employees and agents are in compliance with and have not been charged under:
i.	Anti-Corruption Laws or made, paid or received any unlawful bribes, kickbacks, facilitation payments or other similar payments to or from any person (including any customer or supplier) or Governmental Authority, or made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or made or paid any other improper payment; and
ii.	applicable Sanctions and are not engaged in any activity that would reasonably be expected to result in any of the relevant persons as a Sanctioned Person or Sanctioned Entity.

5.27       Community Relations

To the knowledge of the Seller, as at the date of this Agreement, no official representative of any Community has communicated to the Seller or Company Group member a requirement for:

(a)	the consent of such community to be obtained as a condition to the Operations of Company Group, including the Company Group Material Property Mineral Rights, and which consent would be required under applicable Laws; or
(b)	a material increase in the compensation payments payable by the Company Group under any applicable Contract as a condition to or as a consequence of the Operations of the Company Group, including the Company Group Material Property Mineral Rights, and which increase would be required under applicable Laws.

5.28       Finders' Fee

There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Seller or any member of the Company Group who might be entitled to any fee or commission from the Company Group in connection with the transactions contemplated by this Agreement.

5.29       No Other Representations and Warranties

Except for the representations and warranties contained in this Article 5, neither the Seller nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Seller or any member of the Company Group, including any representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to the Buyer or its Affiliates or as to the future revenue, profitability or success of the Company Group, or any representation or warranty arising from statute or otherwise in Law. The Seller shall not be liable to the Buyer for any Losses resulting from or relating to any inaccuracy in a representation of a breach of warranty in this Article 5 if the Buyer had knowledge of such misrepresentations or breach before Closing.

Article 6
REPRESENTATIONS AND WARRANTIES OF GOLDEN STAR

Golden Star hereby represents and warrants to the Buyer as follows and acknowledges that the Buyer is relying on such representations and warranties in entering into this Agreement and completing the purchase of the Purchased Shares and the transactions contemplated hereby:

6.1       Existence of Golden Star

Golden Star is a company validly existing and in good standing under the federal laws of Canada. Golden Star has the corporate power to execute, deliver and perform its obligations under this Agreement.

6.2       Execution, Delivery and Enforceability

The execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate action on the part of Golden Star and constitutes a legal, valid and binding obligation of Golden Star enforceable by the Buyer in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency and other rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

6.3       No Conflict

The entering into of this Agreement and the performance by Golden Star of its obligations hereunder will not, subject to receipt of the regulatory approvals listed in Schedule “B” and those consents which are required in connection with the Macquarie Facility and the Streaming Agreement: (i) violate, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under any provision of the constating documents of Golden Star; or (ii) result in a violation in any material respect of any of the terms and provisions of any Laws applicable to Golden Star or the rules and regulations of any applicable stock exchange.

6.4       Ownership

As at the date of this Agreement and immediately prior to the Time of Closing, Golden Star will be the direct owner of all of the issued and outstanding shares of the Seller.

6.5       Compliance with Laws

During the period of ten (10) years preceding the date of this Agreement, Golden Star is conducting, and has conducted, its business and operations in compliance in all material respects with applicable Laws.

6.6       Unlawful Contributions

During the period of ten (10) years preceding the date of this Agreement:

(a)	Golden Star is and has been in compliance with, and has not been charged under, AML Legislation; and
(b)	Golden Star and, to the actual knowledge of Golden Star (without any inquiry or other diligence investigations), its officers and directors and employees and agents are in compliance with and have not been charged under:
i.	Anti-Corruption Laws or made, paid or received any unlawful bribes, kickbacks, facilitation payments or other similar payments to or from any person (including any customer or supplier) or Governmental Authority, or made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or made or paid any other improper payment; and
ii.	applicable Sanctions and are not knowingly engaged in any activity that would reasonably be expected to result in any of the relevant persons as a Sanctioned Person or Sanctioned Entity.

Article 7
REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Seller as follows and acknowledges that the Seller is relying on such representations and warranties in entering into this Agreement and completing the purchase of the Purchased Shares and the transactions contemplated hereby.

7.1       Existence and Corporate Approvals

The Buyer is a corporation validly existing and in good standing under the laws of England and Wales. The Buyer has the corporate power or other organization powers to: (i) own the Purchased Shares; (ii) carry on its respective business as currently conducted; and (iii) execute, deliver and perform its obligations under this Agreement. The Buyer will at (x) Closing have sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Closing Consideration and (y) the time of payment pursuant to Sections 2.2(b)i, 2.2(c) and 2.2(d) have sufficient cash on hand or other sources of immediately available funds to enable it to make the payments contemplated by Sections 2.2(b)i, 2.2(c) and 2.2(d) (as applicable). During the 12 month period commencing on Closing the Buyer will have access to working capital sufficient for the operations of the Company Subsidiary and will make it available to the Company Subsidiary. The Buyer in good faith and acting reasonably believes that it will have funds available as and when required to make the Sulphides Contingent Payment.

7.2       Execution, Delivery and Enforceability

The execution, delivery and performance of this Agreement by the Buyer has been, and each other instrument or agreement to be executed and delivered by the Buyer or any of its Affiliates as required by this Agreement has been or will at Closing be (as applicable), duly authorized by all necessary corporate action on the part of the Buyer and its Affiliates (as applicable) and in each case constitutes or will constitute or, in respect only of each other instrument or agreement to be executed and delivered by the Buyer or any of its Affiliates as required by this Agreement will at Closing constitute (as applicable), a legal, valid and binding obligation of the Buyer and its Affiliates (as applicable), enforceable by the Seller in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

7.3       Insolvency

The Buyer is not insolvent or unable to pay its debts under the insolvency laws of the jurisdiction of its incorporation nor has it stopped paying its debts as they fall due. No order has been made, petition presented or resolution passed for the winding up or dissolution of the Buyer. No administrator, receiver, manager or equivalent officer has been appointed by any person in respect of the Buyer or all or any of their respective assets and, to the knowledge of the Buyer, no steps have been taken to initiate any such appointment and no voluntary arrangement has been proposed relating to the Buyer.

7.4       No Conflict

The entering into of this Agreement and the performance by the Buyer of its obligations hereunder, will not: (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under any provision of the Buyer's constating documents or any Contract to which the Buyer is a party or by which the Buyer is bound; or (ii) result in a violation in any material respects of any of the terms and provisions of any Laws applicable to the Buyer.

7.5       Consents and Regulatory Approvals

No Consent of any Governmental Authority, other than the Regulatory Approvals, or any other third party is required to be obtained by the Buyer in connection with the consummation of the transactions contemplated by this Agreement.

7.6       Compliance with Laws

The Buyer is conducting, and has conducted, its business and operations in compliance in all material respects with applicable Laws.

7.7       Unlawful Contributions

During the ten (10) years preceding the date of this Agreement:

(a)	the Buyer is in compliance with, and has not been charged under AML Legislation; and
(b)	the Buyer and, to the actual knowledge of the Buyer (without any inquiry or other diligence investigations), their respective officers and directors and employees and agents are in compliance with, and have not been charged under:

i.	Anti-Corruption Laws or made, paid or received any unlawful bribes, kickbacks, facilitation payments or other similar payments to or from any person (including any customer or supplier) or Governmental Authority, or made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or made or paid any other improper payment; and
ii.	applicable Sanctions and are not knowingly engaged in any activity that would reasonably be expected to result in the relevant person being designated as a Sanctioned Person or Sanctioned Entity.

7.8       Litigation

There are no Proceedings pending, or to the knowledge of the Buyer, threatened against the Buyer before any court or Governmental Authority nor is the Buyer subject to any outstanding injunction, order, decree, ruling or judgment which individually or in the aggregate, would prevent or limit, restrict or impair or hinder in any material respect the ability of the Buyer to enter into this Agreement or perform its obligations under this Agreement.

7.9       Finders' Fee

There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Buyer who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Article 8
Representations and warranties of the buyer Shareholder

The Buyer Shareholder hereby represents and warrants to the Seller as follows and acknowledges that the Seller is relying on such representations and warranties in entering into this Agreement and completing the transactions contemplated hereby:

8.1       Existence of the Buyer Shareholder

The Buyer Shareholder is a corporation validly existing and in good standing under the laws of England and Wales. The Buyer Shareholder has the corporate power or other organization powers to execute, deliver and perform its obligations under this Agreement. The Buyer Shareholder will have funds available to satisfy each Buyer Payment Obligation when it falls due. During the 12 month period commencing on Closing, the Buyer Shareholder will support the working capital requirements of the Buyer and the Company Subsidiary for its operations. The Buyer Shareholder is not insolvent or unable to pay its debts under the insolvency laws of the jurisdiction of its incorporation nor has it stopped paying its debts as they fall due. No order has been made, petition presented or resolution passed for the winding up or dissolution of the Buyer Shareholder. No administrator, receiver, manager or equivalent officer has been appointed by any person in respect of the Buyer Shareholder or all or any of their respective assets and, to the knowledge of the Buyer and the Buyer Shareholder, no steps have been taken to initiate any such appointment and no voluntary arrangement has been proposed relating to the Buyer Shareholder.

8.2       Compliance with Laws

The Buyer Shareholder is conducting, and has conducted, its business and operations in compliance in all material respects with applicable Laws.

8.3       Unlawful Contributions

During the ten (10) years preceding the date of this Agreement:

(a)	the Buyer Shareholder is in compliance with, and has not been charged under AML Legislation; and
(b)	the Buyer Shareholder and, to the actual knowledge of the Buyer Shareholder (without any inquiry or other diligence investigations), their respective officers and directors and employees and agents are in compliance with, and have not been charged under:
i.	Anti-Corruption Laws or made, paid or received any unlawful bribes, kickbacks, facilitation payments or other similar payments to or from any person (including any customer or supplier) or Governmental Authority, or made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or made or paid any other improper payment; and
ii.	applicable Sanctions and are not knowingly engaged in any activity that would reasonably be expected to result in the relevant person being designated as a Sanctioned Person or Sanctioned Entity.

8.4       Execution, Delivery and Enforceability

The execution, delivery and performance of this Agreement constitutes a legal, valid and binding obligation of the Buyer Shareholder enforceable by the Seller in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency and other rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

8.5       No Conflict

The entering into of this Agreement and the performance by the Buyer Shareholder of its obligations hereunder will not: (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under any Contract to which the Buyer Shareholder is a party or by which the Buyer Shareholder is bound; or (ii) result in a violation in any material respect of any of the terms and provisions of any Laws applicable to the Buyer Shareholder.

Article 9
CLOSING CONDITIONS

9.1       Mutual Conditions

The obligations of the Seller on the one hand, and the Buyer on the other hand, to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment on or before the Time of Closing of each of the following conditions:

(a)	no preliminary or permanent injunction or other order, decree or ruling issued by a Governmental Authority, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Authority, which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the transactions contemplated by this Agreement, shall be in effect;
(b)	the RGLD Restructuring has been completed to the reasonable satisfaction of the Parties, including: (i) the consent of RGLD to the transactions contemplated by the Agreement and the implementation of the RGLD Restructuring, and (ii) the consent of the Minister responsible for mines as may be required in relation to the RGLD Restructuring;
(c)	any Reclamation Bonds, including for greater certainty any guarantees in respect of such Reclamation Bonds given by Golden Star or its Affiliates (other than those provided by the Company Group) shall have been unconditionally released and replacement bonds, sureties or securities have been granted by the Buyer or its Affiliates (as required); and
(d)	the Regulatory Approvals shall have been obtained and remain in full force and effect.

The foregoing conditions are for the exclusive benefit of the Seller, on the one hand, and the Buyer, on the other hand, and any such condition may be waived in whole or in part by the Seller, on the one hand, or the Buyer, on the other hand, at or prior to the Time of Closing by each delivering to the others a written waiver to that effect. Delivery of any such waiver shall be without prejudice to any rights and remedies at law and in equity that the Seller, on the one hand, or the Buyer, on the other hand, may have, including any claims that the Seller, on the one hand, or the Buyer, on the other hand, may have for breach of covenant, representation or warranty by the other Party, and also without prejudice to the rights of termination of the Seller, on the one hand, and the Buyer, on the other hand, in the event of non-performance of any other conditions in whole or in part.

9.2       Closing Conditions in Favour of the Buyer

The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment on or before the Time of Closing of each of the following conditions:

(a)	the representations and warranties made by the Seller in this Agreement, as modified by the Seller Disclosure Letter, shall be true and correct in all respects without giving effect to any limitation indicated by the words “Company Group Material Adverse Change”, “in all material respects”, “material” or “materially”, except where the failure of such representations and warranties to be true and correct do not constitute in aggregate a Company Group Material Adverse Change, in each case as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, then as of such date, or except as affected by transactions contemplated or permitted by this Agreement), and the Seller shall have provided to the Buyer a certificate dated the Closing Date executed by a senior officer to the foregoing effect;

(b)	the Seller shall have performed and complied in all material respects with all covenants, conditions and agreements required by this Agreement to be performed or complied with by the Seller on or prior to the Time of Closing, and the Seller shall have provided to the Buyer a certificate dated the Closing Date executed by a senior officer to the foregoing effect;
(c)	the Pre-Closing Restructure has been implemented in accordance with the Restructure Plan to the reasonable satisfaction of the Buyer;
(d)	the Buyer has received (i) the results of searches conducted on or prior to the Execution Date at the Environmental Protection Agency and Minerals Commission in a form and substance satisfactory to the Buyer and (ii) from the Seller the Mineral Title Opinion in a form consistent with the form set forth in Schedule 1.1(sss) of the Seller Disclosure Letter;
(e)	an fully executed copy of the fund management agreement to be entered into by the Company Subsidiary and Stanlib concerning the management of the provident fund investments on behalf of the Company Subsidiary;
(f)	[Redacted - Closing Condition];
(g)	[Redacted - Closing Condition];
(h)	[Redacted - Closing Condition];
(i)	Macquarie Bank Limited shall have released and discharged the Company Group and the Seller and its Affiliates from all guarantees and related security granted by, and obligations of, them in respect of the Company Group and the Company Group Material Property;
(j)	[Redacted - Closing Condition];
(k)	[Redacted - Closing Condition]; and
(l)	no Company Group Material Adverse Change with respect to the Company Group shall have occurred since the Execution Date, and the Seller shall have provided to the Buyer certificate dated the Closing Date executed by a senior officer to such effect.

The foregoing conditions are for the exclusive benefit of the Buyer and any such condition may be waived in whole or in part by the Buyer at or prior to the Time of Closing by delivering to the Seller a written waiver to that effect executed by the Buyer. Delivery of any such waiver shall be without prejudice to any rights and remedies at law and in equity the Buyer may have, including any claims the Buyer may have for breach of covenant, representation or warranty by the Seller, and also without prejudice to the rights of termination of the Buyer in the event of non-performance of any other conditions in whole or in part.

9.3       Closing Conditions in favour of the Seller

The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment on or before the Time of Closing of each of the following conditions:

(a)	the representations and warranties made by the Buyer and the Buyer Shareholder in this Agreement shall be true and correct in all respects without giving effect to any limitation indicated by the words “Buyer Group Material Adverse Change”, “in all material respects”, “material” or “materially”, except where the failure of such representations and warranties to be true and correct does not constitute in aggregate a Buyer Group Material Adverse Change, in each case as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, then as of such date, or except as affected by transactions contemplated or permitted by this Agreement), and the Buyer shall have provided to the Seller a certificate dated the Closing Date executed by a senior officer to the foregoing effect;
(b)	the Buyer shall have performed and complied in all material respects with all covenants, conditions and agreements required by this Agreement to be performed or complied with by the Buyer on or prior to the Time of Closing, and the Buyer shall have provided to the Seller a certificate dated the Closing Date executed by a senior officer to the foregoing effect;
(c)	no Buyer Group Material Adverse Change with respect to the Buyer shall have occurred since the Execution Date, and the Buyer shall have provided to the Seller a certificate dated as of the Closing Date executed by a senior officer to such effect; and
(d)	the Seller, Golden Star and any of their Affiliates shall have been unconditionally released from all guarantees, bonds, sureties or securities that they have granted in respect of equipment financed by the Company Group.

The foregoing conditions are for the exclusive benefit of the Seller and any such condition may be waived in whole or in part by the Seller at or prior to the Time of Closing by delivering to the Buyer a written waiver to that effect executed by the Seller. Delivery of any such waiver shall be without prejudice to any rights and remedies at law and in equity the Seller may have, including any claims the Seller may have for breach of covenant, representation or warranty by the Buyer, and also without prejudice to the rights of termination of the Seller in the event of non-performance of any other conditions in whole or in part.

Article 10
SURVIVAL AND INDEMNIFICATION

10.1       Survival of Representations, Warranties and Covenants

Subject to Section 10.8, all representations, warranties and covenants contained in this Agreement and in all other agreements, documents and certificates delivered pursuant to or contemplated by this Agreement (other than the conditions of Closing set out in Article 9) shall survive the Closing, will continue in full force and effect and shall not merge.

10.2       Indemnification by the Seller

Subject to the limitations set out elsewhere in this Article, the Seller shall indemnify and save harmless the Buyer from and against all Losses suffered or incurred by the Buyer or the Company Group as a result of or arising directly or indirectly out of or in connection with:

(a)	any inaccuracy or breach by the Seller of any of the Seller Fundamental Representations;
(b)	any inaccuracy or breach by the Seller of any representation or warranty of the Seller contained in this Agreement, as modified by the Seller Disclosure Letter (other than an inaccuracy or breach of a Seller Fundamental Representation) or in the certificates delivered under Section 9.2; and
(c)	any breach or non-performance by the Seller or Golden Star of any covenant of the Seller or Golden Star contained in this Agreement.

10.3       Indemnification by the Buyer

Subject to the limitations set out elsewhere in this Article, the Buyer shall indemnify and save harmless the Seller from and against all Losses suffered or incurred by the Seller as a result of or arising directly or indirectly out of or in connection with:

(a)	any inaccuracy or breach by the Buyer or the Buyer Shareholder of any of the Buyer Fundamental Representations;
(b)	any inaccuracy or breach by the Buyer or the Buyer Shareholder of any representation or warranty of the Buyer contained in this Agreement (other than an inaccuracy or breach of a Buyer Fundamental Representation) or the certificates delivered under Section 9.3; and
(c)	any breach or non-performance by the Buyer or the Buyer Shareholder of any covenant of the Buyer or the Buyer Shareholder contained in this Agreement.

10.4        Tax Indemnity

If any of the Company Group members is liable for Taxes that are attributable to the period up to and including the Closing Date that have not been paid prior to the Closing Date, including any Taxes attributable or arising in relation to the Company Group Material Property Mineral Rights, then the Seller shall be liable therefor as of the date the same shall become due and owing by the applicable Company Group member and the Seller shall indemnify the Buyer from all Losses suffered or incurred by the Buyer or a Company Group member as a result of or arising directly or indirectly out of or in connection with such liability. For clarity, all Taxes of the Company Group members that are attributable to any tax period following Closing shall not be subject to such indemnification from the Seller, and shall be the sole responsibility of the Company Group, as owned by the Buyer. For the avoidance of doubt, “Taxes” for the purposes of this Section 10.4 shall also include any claim, taxes or fiscal determination of a fiscal authority, contribution, rights and tariffs on imports and exports, social security or of any nature made by a local, regional or national authority or any other fiscal entity referring to deducible matters, which is attributable to the period up to and including the Closing Date, notwithstanding when the final determination of such matter is determined.

10.5       Seller Specific Indemnities

The Seller shall indemnify and save harmless the Buyer from and against all Losses suffered or incurred by the Buyer or the Company Group as a result of or arising directly or indirectly out of or in connection with:

(a)	the Pre-Closing Restructure excluding the principal and interest of the Retained Intercompany Balance;
(b)	the termination or purported termination of the Share Appreciation Rights Plan as required under Section 9.2(e); or
(c)	the Proceedings disclosed in Schedule 10.5(c) of the Seller Disclosure Letter.

10.6       Limitation of Liability.

(a)	The Buyer shall not be entitled to require payment in respect of any Loss pursuant to the indemnities contained in Sections 10.2, 10.4 and 10.5, and the Seller shall not be liable for any indemnity payment thereunder, unless either alone or together with the amount finally agreed or adjudicated to be payable in respect of Losses for which the Buyer would otherwise be entitled to require payment under such indemnities, such Loss or Losses collectively exceed the Minimum Loss Amount, in which event the accumulated aggregate amount of all such Losses may be recovered. Such limitation shall have no application to any claim to recover Losses based on any incorrectness in or breach or any representation, warranty or indemnity of or given by the Seller in this Agreement resulting from fraud or wilful misconduct by the Seller and/or its Affiliates or their respective representatives.
(b)	Except in the event of fraud or wilful misconduct relating to a representation, warranty, covenant or indemnity of or given by the Seller in this Agreement, the aggregate Losses that may be recovered from the Seller and/or Golden Star, collectively, pursuant to:
i.	[Redacted - Commercially Sensitive Information].
(c)	The Buyer shall not be entitled to require payment in respect of any Loss pursuant to the indemnities contained in Section 10.4, and the Seller shall not be liable for any indemnity payment thereunder, in relation to any pre-close Tax assessments or reassessments in excess of the Minimum Loss, unless the Buyer notifies the Seller of the tax audit and the Seller (and its advisors) have reasonable opportunity to review and approve the submission before it is made to the tax authorities.
(d)	The Seller shall not be entitled to require payment in respect of any Loss pursuant to the indemnities contained in Section 10.3 and the Buyer shall not be liable for any indemnity payment thereunder unless either alone or together with the amount finally agreed or adjudicated to be payable in respect of Losses for which the Seller would otherwise be entitled to require payment under such indemnities, such Loss exceeds the Minimum Loss Amount. Such limitation shall have no application to any claim to recover Losses based on any incorrectness in or breach of any representation or warranty of the Buyer in this Agreement resulting from fraud by the Buyer. Except in the event of fraud or wilful misconduct, relating to a representation, warranty or covenant of the Buyer in this Agreement, the aggregate Losses that may be recovered from the Buyer and/or the Buyer Shareholder, collectively, pursuant to Section 10.3 is [Redacted - Commercially Sensitive Information].

(e)	Other than in circumstances involving fraud or wilful default and otherwise notwithstanding any other provision in this Article, for the avoidance of doubt, in no event shall: (i) the aggregate liability of the Buyer and/or the Buyer Shareholder (collectively) in respect of indemnities contained in Section 10.3 exceed [Redacted - Commercially Sensitive Information]; or (ii) the aggregate liability of the Seller and Golden Star (collectively) in respect of indemnities contained in Sections 10.2, 10.4 and 10.5 (for greater certainty, including Tax Claims) exceed [Redacted - Commercially Sensitive Information] (any payment made under Section 3.11 shall be excluded for the purposes of this Section 10.6(e)(ii)).
(f)	For the purposes of Sections 10.6(a) and 10.6(c):
i.	Losses arising out of separate sets of facts, matters or circumstances will not be treated as an individual Loss, even if each set of facts, matters or circumstances may be a breach of the same representation and warranty; and
ii.	Losses of the same or similar nature arising out of the same or similar facts, matters and circumstances will be treated as an individual Loss.

10.7       Notice of Claim

(a)	A Party that may be entitled to make a claim for indemnification (a “Claim”) under this Agreement (the “Indemnified Party”) shall give written notification to the other Party (the “Indemnifying Party”) of such Claim (a “Notice of Claim”) promptly upon becoming aware of the Claim, but in no event later than the relevant date, if any, specified in Section 10.8. The Notice of Claim shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity, to the extent that the information is available, the factual basis for the Claim and the amount of the Claim.
(b)	If an Indemnified Party fails to provide the Indemnifying Party with a Notice of Claim promptly as required by Section 10.7(a), the Indemnifying Party shall be relieved of the obligation to pay damages solely to the extent it can show that it was materially prejudiced in its defence of a Third Party Claim or in proceeding against a third party who would have been liable to it by the fact of the delay, but the failure to provide such Notice of Claim promptly shall not otherwise release the Indemnifying Party from its obligations under this Article.
(c)	If the date by which a Notice of Claim must be given as set out in Section 10.8 in respect of a breach of representation and warranty has passed without any Notice of Claim having been given to the Indemnifying Party, then the related Claim shall be forever extinguished, notwithstanding that by the date specified in Section 10.8 the Indemnified Party did not know, and in the exercise of reasonable care could not have known, of the existence of the Claim.

(d)	In respect of a Notice of Claim that relates to Taxes that is provided to the Buyer, the Buyer shall be provided a reasonable opportunity to review and approve in advance the form and substance any submission that is made to the relevant Governmental Authority in respect of the underlying Claim for Taxes.
10.8	Time Limits
(a)	Except in the event of fraud or wilful misconduct the Seller shall not be required to indemnify or save harmless the Buyer pursuant to Section 10.2, Section 10.4 or Section 10.5 (for greater certainty, including Tax Claims) unless the Buyer shall have provided to the Seller a Notice of Claim within the following time limits:
i.	with respect to a Tax Claim, [Redacted - Commercially Sensitive Information];
ii.	with respect to a Claim for any breach of any of the representations and warranties of the Seller contained in this Agreement involving fraud or wilful misconduct, at any time after Closing;
iii.	with respect to the Seller Fundamental Representations or the indemnities in Section 10.5, not later than [Redacted - Commercially Sensitive Information]; and
iv.	with respect to all other representations and warranties of the Seller contained in this Agreement (excluding the Seller Fundamental Representations and Tax Claims), not later than [Redacted - Commercially Sensitive Information].
(b)	Except in the event of fraud or wilful misconduct relating to a representation, warranty, covenant or indemnity of or given by the Seller in this Agreement or in connection with the Sulphides Contingent Payment or Section 2.2, the Buyer shall not be required to indemnify or save harmless the Seller pursuant to Section 10.3 unless the Seller shall have provided to the Buyer a Notice of Claim within the following time limits:
i.	with respect to a Claim for any breach of any of the representations and warranties of the Buyer contained in this Agreement involving fraud or wilful misconduct or in connection with the Sulphides Contingent Payment or Section 2.2, at any time after Closing;
ii.	with respect to the Buyer Fundamental Representations, not later than [Redacted - Commercially Sensitive Information]; and
iii.	with respect to all other representations and warranties of the Buyer contained in this Agreement (excluding the Buyer Fundamental Representations), not later than [Redacted - Commercially Sensitive Information].
(c)	Notwithstanding the provisions of the Limitations Act, 2002 (Ontario) or any other statute, the period within which and Indemnified Party may commence a Proceeding in respect of a Claim for which a Notice of Claim is required to be, and has been, given in accordance with this Section 10.8, shall be two years from the last date upon which the Notice of Claim is permitted to be delivered thereunder, any application limitation period is hereby so extended to the fullest extent permitted by the Law.

10.9       Direct Claims

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 45 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both Seller and the Buyer agree at or prior to the expiration of such 45-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed-upon amount of the Claim, failing which the matter shall be determined by a court of competent jurisdiction.

10.10       Third Party Claims

(a)	The Indemnifying Party shall have the right, at its expense, to participate in or, by giving notice to that effect to the Indemnified Party not later than 30 days after receipt of the Notice of Claim with respect to that Third Party Claim and, subject to the rights of any insurer or other third party having potential liability therefor, assume control of the negotiation, settlement or defence of any Third Party Claim and if the Indemnifying Party assumes control, it shall reimburse the Indemnified Party for all of the Indemnified Party's out-of-pocket expenses prior to the time the Indemnifying Party assumed control. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the named parties to any Proceeding include both the Indemnifying Party and the Indemnified Party and representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests between them (such as the availability of different defences).
(b)	If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control.
(c)	If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable Law to incur losses or make a payment to any person (a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may incur such Losses or make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under such Third Party Claim, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after the receipt of the difference from the Third Party, pay the amount of such difference, together with any interest thereon paid by the Third Party to the Indemnified Party, to the Indemnifying Party. In addition, the Indemnifying Party shall post all security required by any court, regulatory body or other authority having jurisdiction, including without limitation, for purposes of enabling the Indemnifying Party to contest any Third Party Claim.

(d)	If the Indemnifying Party fails to assume control of the defence of any Third Party Claim or defaults in respect of any of its obligations under this Section with respect thereto, the Indemnified Party shall have the exclusive right to contest the amount claimed and may settle and pay the same on 14 days' prior written notice to the Indemnifying Party and the Indemnifying Party shall thereupon be deemed to have agreed that such settlement is reasonable and may be agreed to by the Indemnified Party and all other persons liable in respect of the Third Party Claim unless within such 14-day period the Indemnifying Party notifies the Indemnified Party that it is assuming or reassuming control of such defence and thereafter assumes or reassumes such control and does not default.
(e)	The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

10.11       Adjustments

(a)	The amount of any Loss for which indemnification is provided in this Article will be adjusted to take into account any Tax benefit or other benefit realized by the Indemnified Party by reason of the Loss for which indemnification is so provided. Any such Tax benefit or other benefit will be taken into account at such time as it is received by the Indemnified Party.
(b)	In determining the amount of any Losses under this Article, such Losses will be increased to take into account any Tax actually incurred by the Indemnified Party as a result of the matter giving rise to such Losses or the payment received by the Indemnified Party (including any Tax withheld by the Indemnifying Party in making such payment) pursuant to indemnification under this Article, in all cases as is necessary to ensure that the net amount received pursuant to such indemnification after the deduction (including any withholding by the Indemnifying Party) of such Tax equals the amount the Indemnified Party would have received had such Tax not been incurred.
(c)	Where an Indemnified Party is, or would be likely to be, entitled to recover or be compensated or indemnified by another person, whether by way of contract, indemnity or otherwise (including under a policy of insurance), any amount in respect of a Claim made by the Indemnified Party, the Indemnified Party shall promptly notify the Indemnifying Party of such right or entitlement, take all reasonable steps to seek recovery of that amount and keep the Indemnifying Party at all times fully and promptly notified of the status of such recovery. The amount of the Claim by the Indemnified Party shall be reduced by any amount actually recovered by the Indemnified Party (net of all reasonable out of pocket costs and expenses incurred in doing so and any Tax paid or payable on the amount recovered).
(d)	If, after an Indemnifying Party has made a payment in respect of a Claim, an Indemnified Party recovers from or is paid by another person any amount in respect of the Loss that gave rise to the Claim, the Indemnified Party shall promptly, and in any event within 10 Business Days, pay to the Indemnifying Party, the lesser of: (i) the amount of the Loss that was recovered or paid; and (ii) the amount paid by the Indemnifying Party to the Indemnified Party in respect of the Claim, in either case net of all reasonable out of pocket costs and expenses incurred in obtaining the recovery or payment and any Tax paid or payable as a result of receiving such recovery or payment.

(e)	Any indemnity payment made under this Article 10, including pursuant to Section 10.11(d), shall be treated by the Seller, on the one hand, and the Buyer, on the other hand, as an adjustment to the Purchase Price.

10.12       Set-Off

The Buyer may set off and deduct from any amounts payable by the Buyer to the Seller under this Agreement the amount of any Losses for which the Buyer is entitled to be indemnified by the Seller under this Article 10. The Seller may set off and deduct from any amounts payable by the Seller to the Buyer under this Agreement the amount of any Losses for which the Seller is entitled to be indemnified by the Buyer under this Article 10.

Notwithstanding anything to the contrary in this Article 10, if the Indemnifying Party is the Seller or Golden Star and the amount of Losses for which it is liable exceeds the amount of the Purchase Price then received in cash by the Seller, the Indemnifying Party shall only be required to pay to the Indemnified Party in respect of such Losses an amount equal to the amount of cash received by the Seller on account of the Purchase Price, with the unpaid balance of such Losses being deferred and set-off, in accordance with the prior sentence of this Section 10.12, against future payments of the Purchase Price pursuant to Sections 2.2(b)i, 2.2(c), 2.2(d) and, to the extent the Sulphides Contingent Payment is payable at the time the Claim for the Loss or Losses is made, the Sulphides Contingent Payment, as applicable.

Article 11
TERMINATION

11.1       Termination

This Agreement may be terminated at any time prior to the Closing Date:

(a)	by mutual written agreement of the Buyer and the Seller;
(b)	by either the Buyer, on the one hand, or the Seller, on the other hand, if:
i.	the Closing has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 11.1(b)i shall not be available to any Party whose failure to fulfill any of its covenants or obligations or breach of any of its representations and warranties under this Agreement has the been the cause of, or resulted in, the failure of the Closing to occur by the Outside Date; or
ii.	after the date hereof, there shall be enacted or made any applicable Laws, or a Governmental Authority shall have issued any Order (which Order is final and non-appealable, unless such Order has been withdrawn, reversed or otherwise made inapplicable), permanently restraining or enjoining or otherwise prohibiting the transactions contemplated herein;

(c)	by the Seller by written notice to the Buyer, if:
i.	any of the conditions in Section 9.1 or 9.3 has not been satisfied or waived by the Outside Date or is incapable of satisfaction by the Outside Date, provided that the Seller is not then in breach of this Agreement so as to cause any of the conditions in Sections 9.1 or 9.3 not to be satisfied; or
ii.	any representation or warranty of the Buyer contained herein is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in Section 9.3(a) would be incapable of satisfaction, or the Buyer is in default in any material respect of any of its covenants or obligations herein such that the condition in Section 9.3(b) would be incapable of satisfaction or a Buyer Group Material Adverse Change with respect to the Buyer shall have occurred since the date hereof such that the condition contained in Section 9.3(c) would be incapable of satisfaction; or
(d)	by the Buyer by written notice to the Seller, if:
i.	any of the conditions in Sections 9.1 or 9.2 has not been satisfied or waived by the Outside Date or is incapable of satisfaction by the Outside Date, provided that the Buyer is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 9.1 or 9.2 not to be satisfied;
ii.	any representation or warranty of the Seller contained herein is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in Section 9.2(a) would be incapable of satisfaction, or the Seller is in default in any material respect of any of its covenants or obligations herein such that the condition in Section 9.2(b) would be incapable of satisfaction, or a Company Group Material Adverse Change with respect to the Company Group shall have occurred since the date hereof such that the condition contained in Section 9.2(l) would be incapable of satisfaction.

11.2       Effect of Termination

(a)	Notwithstanding the termination of this Agreement by the Seller pursuant to Section 11.1(b) or Section 11.1(c), the Seller may bring an action against the Buyer or the Buyer Shareholder for Losses suffered by the Seller where the event giving rise to the right of termination is a result of a breach of covenant, representation or warranty by the Buyer or the Buyer Shareholder.
(b)	Notwithstanding the termination of this Agreement by the Buyer pursuant to Section 11.1(b) or Section 11.1(d), the Buyer may bring an action against the Seller for Losses suffered by the Buyer where the event giving rise to the right of termination is a result of a breach of covenant, representation or warranty by the Seller.

11.3       Surviving Provisions on Termination

All provisions of this Agreement which expressly or by their nature survive the completion of the transactions contemplated by this Agreement shall continue and remain in full force and effect in accordance with their terms. Notwithstanding any other provisions of this Agreement, if this Agreement is terminated (whether by a Party or automatically or otherwise), the provisions of Sections 1.1, 3.6 and Article 10, Article 11 and Article 12 shall survive such termination and remain in full force and effect, along with any other provisions of this Agreement which expressly or by their nature survive the termination hereof.

11.4       Remedies

The Seller, on the one hand, and the Buyer, on the other hand, acknowledge and agree that an award of money damages may not be adequate for any breach of this Agreement by any Party or its representatives and any such breach may cause the non-breaching Party irreparable harm. Accordingly, the Seller, on the one hand, and the Buyer, on the other hand, agree that, in the event of any breach or threatened breach of this Agreement by either of the Seller, on the one hand, or the Buyer, on the other hand (provided this Agreement shall not have been terminated pursuant to Section 11.1), the non-breaching Party shall also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to the Parties.

Article 12
GENERAL PROVISIONS

12.1       Notices

(a)	Any notice or other communication that is required or permitted to be given hereunder shall be in writing and shall be validly given if delivered in person (including by courier service) or transmitted by email with confirmation receipt requested as follows:

in the case of the Buyer:

Future Global Resources Limited

5th Floor West, Cottons Centre

47-49 Toley Street

London SE1 2QN, United Kingdom

Attention: Glenn Baldwin, Chief Executive Officer

Email: [Redacted - Commercially Sensitive Information]

with copies (which shall not constitute notice) to:

Blue International Holdings

5th Floor West, Cottons Centre

47-49 Toley Street

London SE1 2QN, United Kingdom

Attention: Andrew Cavaghan, Executive Director

Email: [Redacted - Commercially Sensitive Information]

in the case of the Buyer Shareholder:

Blue International Holdings

5th Floor West, Cottons Centre

47-49 Toley Street

London SE1 2QN, United Kingdom

Attention: Andrew Cavaghan, Executive Director

Email: [Redacted - Commercially Sensitive Information]

in the case of the Seller or Golden Star:

c/o Golden Star Resources Ltd.

Bay Adelaide Centre

333 Bay Street, Suite 2400

Toronto, ON M5H 2T6

Attention:	Peter Spora, Executive Vice-President, Growth & Exploration

Email: [Redacted - Commercially Sensitive Information]

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre

333 Bay Street, Suite 2400

Toronto, ON M5H 2T6

Attention: John Sabetti

Email: jsabetti@fasken.com

(b)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted by email (or, if such day is not a Business Day or such notice or other communication was delivered or transmitted after 5:00 p.m. (recipient’s time), on the next following Business Day).
(c)	Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 12.1.

12.2       Applicable Law

(a)	This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the Laws of the Province of Ontario and the federal Laws of Canada applicable in such province.
(b)	Each of the Parties irrevocably and unconditionally: (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement; (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts; and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

12.3       Entire Agreement

This Agreement, along with the other documents contemplated herein, constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof and thereof except as provided herein or therein. Notwithstanding the foregoing, the Parties acknowledge and agree that the confidentiality provisions set forth in section 6 of the exclusivity agreement dated May 11, 2020 between Golden Star and the Buyer remain in full force and effect.

12.4       Remedies Cumulative

Unless otherwise specified, the rights and remedies of a Party under this Agreement are cumulative and in addition to and without prejudice to any other rights or remedies available to that Party at law, in equity or otherwise, and unless otherwise specified, no single or partial exercise by a Party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that Party may be entitled.

12.5       Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

12.6       No Waiver

The failure of any Party to insist upon strict adherence to any provision of this Agreement on any occasion shall not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to such provision or any other provision of this Agreement. No purported waiver shall be effective as against any Party unless consented to in writing by such Party. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent or other breach.

12.7       Further Assurances

Each of the Parties shall, from time to time hereafter, do all such acts and execute and deliver all such further certificates or other documents, and will cause the doing of all such acts and will cause the execution of all such further certificates or other documents as are within its power as any other Party may in writing at any time and from time to time reasonably request be done and or executed in order to give full effect to the provisions of this Agreement.

12.8       Amendments

No term or provision of this Agreement may be amended except by an instrument in writing signed by the Parties.

12.9       Assignment

No Party shall assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other Parties, provided that the Buyer shall not require the consent of the other Parties to assign its obligations under this Agreement as contemplated in Section 1.6.

12.10       Enurement

This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

12.11       Expenses

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement, the agreements contemplated herein and the transactions contemplated herein and therein, including the fees and expenses of legal counsel, financial advisors, accountants, consultants and other professional advisors.

12.12       Counterparts

This Agreement may be executed in any number of counterparts (including by pdf) each of which when so executed will be deemed to be an original and when taken together shall constitute the entire and same agreement.

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IN WITNESS WHEREOF this Agreement has been executed by the Parties as of the date first written above.

CAYSTAR HOLDINGS

By:	“Andrew Bishop”
Name: Andrew Bishop Title: Director

GOLDEN STAR RESOURCES LTD.

By:	“Andrew Wray”
Name: Andrew Wray Title: President and Chief Executive Officer

FUTURE GLOBAL RESOURCES LIMITED

By:	“Glenn Baldwin”
Name: Glenn Baldwin Title: Chief Executive Officer

BLUE INTERNATIONAL HOLDINGS LIMITED

By:	“Andrew Cavaghan”
Name: Andrew Cavaghan Title: Executive Director

Schedule “A”

COMPANY GROUP MATERIAL PROPERTY MINERAL RIGHTS

[Redacted - Table of Company Group Material Property Mineral Rights]

Schedule “B”

REGULATORY APPROVALS

1.	Following notice of the Buyer’s intention to become a controller of Golden Star (Bogoso/Prestea) Limited in accordance with section 52 of the Minerals and Mining Act, 2006 (Act 703) (Ghana), evidence of either:

(i)	a notice from the Minister responsible for mines stating that, or to the effect that, there is no objection to the Buyer becoming a controller of Golden Star (Bogoso/Prestea) Limited; or
(ii)	the expiry of the two-month period, commencing from the date of service of such notice, where the Minister has not replied to the notice or requested additional information or documents from the Buyer and is therefore deemed to have consented to the Buyer becoming a controller.
2.	Any necessary consent from the Government of Ghana in connection with the RGLD Restructuring.

Schedule “C”

PURCHASE PRICE

1.	Schedule “C” - Part 1 - Accounting Principles The Balancing Payment Calculation which sets out the Actual Closing Date Amount, the Balancing Payment, the Actual Closing Working Capital and the Actual Closing Net Debt shall be prepared in the following order of priority:
a.	the specific accounting principles set out in paragraphs (2) to (19) below;
b.	to the extent consistent with paragraph 1(a), the same accounting principles, procedures, categorizations, classifications (including in respect of trial balance classifications), assets recognition bases, definitions, methods, practices and techniques (including in respect of the exercise of management judgment) as actually applied in the preparation of the balance sheet set out in the Financial Statements (the “Latest Balance Sheet”); and
c.	to the extent consistent with paragraphs 1(a) and 1(b), IFRS as applicable to the accounting period ended on June 30, 2020.

For the avoidance of doubt, paragraph 1(a) shall take precedence over paragraphs 1(b) and 1(c), and paragraph 1(b) shall take precedence over paragraph 1(c).

General principles

2.	The Balancing Payment Calculation (and each component thereof) shall be prepared as at the Effective Time and on a combined basis by reference to the general ledgers of the Company Group. All intercompany balances between the Company and the Company Subsidiary shall be reconciled and eliminated in the preparation of the Balancing Payment Calculation. Any intercompany balances between the Company Group (on the one hand), and the Seller and its Affiliates (on the other hand), after taking account of the Pre-Closing Restructure shall be included as receivables or payables (as applicable) in the Actual Closing Working Capital and settled in accordance with Section 2.2(b) of this Agreement.
3.	Unless specifically stated to the contrary, the Balancing Payment Calculation shall not take into account: (a) the funds flow or cash flows arising on Closing; or (b) changes in assets or liabilities as a result of purchase accounting or opening balance sheet adjustments.
4.	No adjustments shall be made to the Balancing Payment Calculation for events occurring at or after the Effective Time, and the Balancing Payment Calculation shall be prepared as if the Balancing Payment Calculation was delivered at the Effective Time.
5.	The Parties agree that it is their commercial intent to avoid any double counting in the preparation of the Balancing Payment Calculation and, as such, no item shall be included in the Actual Closing Net Debt and the Actual Closing Working Capital more than once. No item shall be excluded from the Balancing Payment Calculation solely on the grounds of immateriality.
6.	The Balancing Payment Calculation shall be prepared on the basis that the Company Group is a going concern and so as to include no impact (including charge, provision, reserve write off, impairment, loss, income or profit) arising as a consequence of the change in ownership of the Company Group contemplated by this Agreement or any change in the management strategy, direction or priority which results from such change in ownership or which is implemented at the direction of the Buyer.
7.	Any items that were classified as current assets in the Latest Balance Sheet or that are otherwise in the nature of current assets shall not be reclassified as fixed assets or non-current assets in preparation of the Balancing Payment Calculation (or otherwise excluded from the Actual Closing Net Debt or the Actual Closing Working Capital).
8.	Any items that were classified as long-term liabilities in the Latest Balance Sheet or that are otherwise in the nature of non-current liabilities shall not be reclassified as current liabilities in preparation of the Balancing Payment Calculation (or otherwise included in the Actual Closing Net Debt or the Actual Closing Working Capital).

9.	Unless specifically stated to the contrary in this Part 1 of Schedule “C”, no increase shall be made in respect of accruals, provisions or reserves in the preparation of the Actual Closing Working Capital or Actual Closing Net Debt unless since the preparation of the Latest Balance Sheet new facts or circumstances have arisen which justify such increase using the same accounting principles, procedures, categorizations, classifications (including in respect of trial balance classifications), assets recognition bases, definitions, methods, practices and techniques (including in respect of the exercise of management judgment) as were actually applied in the preparation of the Latest Balance Sheet.
10.	The Balancing Payment Calculation shall be presented in United States dollars. Balances in currencies other than United States dollars shall be translated into United States dollars at the noon exchange rate quoted by the Ghana Reserve Bank on the Closing Date.

Specific principles

11.	Revenue (and associated accounts receivable, as applicable) shall be recognised in the Balancing Payment Calculation on the following basis:
a.	to the extent that the commercial flights between Ghana and South Africa have recommenced prior to the Effective Time, revenue shall be recognized on the same day that gold is shipped from the mine site at the price agreed with the agent;
b.	to the extent that commercial flights between Ghana and South Africa have not recommenced prior to the Effective Time, revenue shall be recognized on a basis consistent with paragraph 1(b) of Part 1 of this Schedule “C” and provided that the gold sales price shall be set by reference to the LBMA AM gold price fixed on the day of the arrival of the gold at the refinery; and
c.	for the avoidance of doubt, the Balancing Payment Calculation shall not take into account any changes in respect of IFRS15 ‘Revenue’.

Amounts recognized as revenue in accordance with paragraph (11) above but not billed shall be recognized as unbilled receivables (or accrued income) in the Actual Closing Working Capital.

12.	Accounts receivable (including both billed and unbilled amounts) shall be included in the Actual Closing Working Capital at their full nominal value without bad debt reserve, allowance, set off, write down or write off. For the avoidance of doubt, the Actual Closing Working Capital shall include the tax refund receivable due from the Ghana Revenue Authority in respect of the 2018 year of assessment overpayment.
13.	Actual Closing Working Capital shall include all inventory as at the Effective Time including stores inventory, gold-related inventory (Ore stockpile, finished goods, gold in circuit (GIC)), supplies, spares, reagents and components (including any consignment inventory, any inventory which is at third party premises but is owned by the Company Group and any goods in transit) valued at historical cost (including allocation of overheads, general and administrative costs) which shall be calculated using the same accounting principles, procedures, categorizations, classifications (including in respect of trial balance classifications), definitions, methods, practices and techniques (including in respect of the exercise of management judgment) as actually applied in the preparation of the Latest Balance Sheet. Inventory quantity shall be determined based on the Company Group’s inventory system as at the Effective Time.

Inventory cost shall only be adjusted for the following reserves (without duplication):

a.	spares, reagents and components (but excluding gold-related inventory which is dealt with under paragraph 13(b) below) shall include an inventory reserve for slow moving stock calculated by reference only to any such inventory which both (i) has not been used, moved, utilized or otherwise consumed in the two years immediately prior to the Effective Time; and (ii) is not expected to be used or consumed at or after the Effective Time, provided that in no event that such inventory reserve shall exceed 80% of the spares, reagents and components inventory historical cost (as per GL account code 15499991506) as at the Effective Time (and, for the avoidance of doubt, excluding gold-related inventory);

b.	to the extent that the net realisable value (NRV) of gold-related inventory is lower than the average cost of gold related inventory calculated in accordance with paragraph 13 above (the “Cost Base”), gold-related inventory shall be written down to its NRV. The NRV shall be calculated by reference to the closing gold spot (LBMA AM fix) price on the Closing Date and on a basis consistent with the accounting principles, procedures, categorizations, classifications (including in respect of trial balance classifications), definitions, methods, practices and techniques (including in respect of the exercise of management judgment) as actually applied in the preparation of the Latest Balance Sheet;

provided always that no provision shall be recorded against inventory which is sold at or above its Cost Base after the Effective Time. No other provisions, reserves, write offs or valuation adjustments shall be made against inventory in Actual Closing Working Capital or the Balancing Payment Calculation.

14.	Prepayments shall be included in the Actual Closing Working Capital in respect of costs paid (or payable) prior to the Effective Time for goods and services that relate to the period after the Effective Time including the Reclamation Bonds, prepaid rent, employee benefits, insurance, prepaid inventory and licenses.
15.	Actual Closing Working Capital shall only include an accrual for goods and services that meet both of these two criteria (a) were delivered to the Company Group prior to the Effective Time; and (b) are payable by the Company Group after the Effective Time. The Parties agree that the Purchase Price reflects the Buyer’s obligation in respect of Company Group’s capital and capital expenditure commitments and, as such, Actual Closing Working Capital shall exclude any future commitments, capital commitments, capital expenditures or similar arrangements which are incurred and payable by the Company Group after the Effective Time.
16.	Actual Closing Working Capital shall include an accrual for annual contractual staff and management bonuses for the financial year ended December 31, 2020 calculated on a straight line daily pro rata basis from January 1, 2020 up to the Effective Time and by reference to the individual and company performance metrics actually achieved as of the Effective Time, in each case, only to the extent payable by the Company Group after the Effective Time. For the avoidance of doubt the Excluded Employees shall be excluded from the bonus accrual as at the Effective Time.
17.	Actual Closing Working Capital shall include an accrual in respect of the estimated union salary adjustment as at the Effective Time calculated on the following basis:
a.	to the extent that the final union salary adjustment is agreed and finalized with the labour union prior to the time that the Buyer delivers the Balancing Payment Calculation to the Seller in accordance with Section 2.4(a) of this Agreement (the “Cut-Off Time”), the accrual shall be calculated by reference to such final salary adjustment;
b.	to the extent that the union salary adjustment is not agreed and finalised with the labour union prior to the Cut-Off Time, then the accrual shall be calculated by reference to an estimated 5% union salary adjustment;

in each case above, (i) calculated using the same accounting principles, procedures, categorizations, classifications (including in respect of trial balance classifications), definitions, methods, practices and techniques (including in respect of the exercise of management judgment) as actually applied in the preparation of the Latest Balance Sheet; and (ii) excluding any such accrual or liability in respect of the Excluded Employees.

18.	Notwithstanding anything to the contrary, none of the following are to be included in the Actual Net Debt and the Actual Closing Working Capital and, accordingly, shall not be included in the Balancing Payment Calculation:
a.	any contingent liabilities, off balance sheet arrangements or commitments, general provisions, general reserves or general accruals;

b.	any liabilities, asset write offs, provisions, reserves or accruals in respect of matters set out in the Seller Disclosure Letter;
c.	any liabilities, asset write offs, provisions, reserves, or accruals in respect of environmental matters, rehabilitation obligations, asset retirement obligations, dilapidations or similar items (including any current and non-current portions thereof);
d.	any liabilities in respect of the customs claims referred to in Schedule 5.9 of the Seller Disclosure Letter;
e.	any provision or liability with respect to any matter which is the subject of an indemnity or other remedy in favour of the Buyer under the terms of this Agreement or any other transaction documents;
f.	any liabilities relating to income Tax, current income taxes, deferred tax liabilities or liabilities for uncertain tax positions and the any tax assessment;
g.	any shareholder loans or liabilities (net of any associated receivables) due to the Seller or its Affiliates which are recapitalized, restructured, reorganised or are otherwise not actually payable by the Company Group under or as a result of the Pre-Closing Restructure;
h.	any capital lease liabilities or similar arrangements;
i.	any liabilities related to IGS company funded pension scheme;
j.	any liabilities, accruals, reserves or credit balances in respect of non-controlling interest or minority interests; and
k.	any payables, liabilities, accruals, provisions or reserves (including in respect of bonus, salary, and leave liabilities) in respect of the Excluded Employees.
19.	Part 2 of Schedule “C” sets out the balance sheet accounting mapping in respect of Net Debt and Working Capital. To the extent that there is any conflict between this Part 1 of Schedule “C” ‘Accounting Principles’ and the balance sheet mapping set out in Part 2 of Schedule “C”, this Part 1 of Schedule “C” ‘Accounting Principles’ shall prevail.

Schedule “C” - Part 2

[Redacted - Illustrative Balancing Payment Calculation]

Schedule “D”

TRANSITION AGREEMENT PRINCIPLES

The matters to be dealt with as part of the transition agreement are the following:

• Human Resources

• Information Technology

• Exploration

• Finance

• Contract support

• Insurance

• Environmental bonds

Schedule “E”

BUSINESS RECORDS

Business Records include the following:

•	All Employee personnel files (including Ghana, London, Toronto) for existing and (where available) previous Employees including:
o	Employee personal data (age, sex, address etc.)
o	Job application or resume
o	Position description and job classification
o	Recruitment and selection notes, including interview
o	Employment and qualification verification
o	Police or background checks/Security clearance
o	Letter of Offer
o	Employment contracts
o	Visa or work permit and residency permit records
o	Orientation/Induction checklist
o	Acknowledgement receipts of employee handbook or code of conduct, other policies and procedures (confidentiality, IT etc.)
o	New employee probation reports
o	Performance agreements
o	Complaints/Awards and citations
o	Performance improvement plans or corrective action letters
o	Warning letters or other disciplinary actions
o	STIP Incentive agreements
o	LTI Incentive agreements - SARs or stock options
o	Employee benefits (e.g. car, club dues)
o	Accommodation or rental agreements
o	Next of Kin and emergency contact information
o	Union affiliation
o	Licences and Qualifications
o	Training records (e.g. assessment forms, attendance records)

o	Training expense reimbursement records
o	Timesheets including requests for overtime
o	Any special agreements between Golden Star and an employee (e.g. continuation of insurance,)
o	Employee job-related medical or physical assessments
o	Change in employment status (reduction of hours)
o	Attendance and leave records
o	Any other form of contract, written agreement receipt or acknowledgement between the employee and a Company Group member, the Seller or an Affiliate of the Seller (e.g. non-competes)
o	Indemnification agreements
o	Claims for workers compensation
o	Other employee compensation claims (e.g. discrimination)
o	Long-term disability claims
o	Retirement letter
o	Resignation letter
o	Termination or resignation files
o	Exit interview records
o	Separation documents
•	Employee payroll and tax documents
o	Bank or privacy authorisation letters
o	Authorisation for any payroll actions
o	Social security information
o	Employee expense reimbursement requests or payments
o	Compensation history record
o	Compensation recommendations
o	Notification of wage and or salary increase/decrease
•	Authorised organisational documents
o	Policy
o	Handbook
o	Procedure

o	Agreement
o	Standard
o	Form
o	Chart
o	Record
•	Workers compensation insurance plans
•	All training materials - technical, compliance, leadership, professional development
o	Manuals
o	Theory content/presentations
o	Assessments
o	Visual or physical teaching aids
•	Details of group life, health, accident and disability insurance plans
•	Details of retirement plans/benefits
•	Details of pension plans
•	Licences and software for any existing HRIS modules